09010440

Penns Woods Bancorp, Inc.



Main Street, Jersey Shore, PA Circa 1930

2008 Annual Report & Form 10-K

MISSION STATEMENT

Jersey Shore State Bank is a locally owned, independent, community bank with emphasis on servicing the needs of consumers and small to medium size businesses at a profit, thereby enhancing shareholder value through a professionally-trained and dedicated staff with sound financial resources. We are committed to community leadership and growth.

TABLE OF CONTENTS

Letter to Shareholders 2

Three Year Financial Highlights 3

Consolidated Balance Sheet 4

Consolidated Statement of Income 5

Consolidated Statement of Changes in Shareholders' Equity
and Comprehensive Income 6

Consolidated Statement of Cash Flows 7

Notes to Consolidated Financial Statements 8

Management's Discussion and Analysis 27

Report of Independent Auditors 41

Form 10-K 42

Management and Board of Directors 64

Offices of Jersey Shore State Bank 65

To Our Shareholders

Dear Shareholder:

Turmoil, uncertainty, turbulence, recession, and bailout are all terms that are associated with 2008. However, the terms successfu growth, quality, safety, and performance are words that I associate with your company over the past year. The net interest margi increased 19 basis points to 4.14% as we successfully implemented a strategic decision to shorten liability duration. Growth in n loans of $20,774,000, while the consumer was being told by the media that banks were not granting loans, was exceptional. I addition, quality in the loan portfolio led to a ratio of net charge-offs to average loans of only 0.04% during a time that industr wide charge-offs were increasing substantially. The safety of a community bank nearing its 75th anniversary was sought during th latter half of 2008 as an increasing number of bank failures were reported. Despite the negative economic events of 2008, Penn Woods Bancorp, Inc. continued to perform at a high level as illustrated by core earnings (net income excluding net security losses increasing $430,000 to $9,343,000.

Strategic initiatives of 2008 will carry into the future and provide the foundation for the future success of the company. Deliver platforms were strengthened in several areas. Remote deposit capture was emphasized as a means to further entrench our bran in the minds of customers, while providing an increased level of customer service to those on the fringe of our market footprin We also completed the installation of a new teller platform. The system will not only provide a better customer experience, bu will also dovetail more seamlessly into our fraud detection programs to better protect our customers and company.

In addition to the technological advances, we continued to stick to our successful business model. We are a community bank tha focuses on the core banking principles of attracting deposits and lending these to solid customers within our market. W accomplished this by building core deposits, not by using rate as a selling point, but by focusing on customer service. In addition we were able to increase loans outstanding without sacrificing quality or rate. In essence, the future was not mortgaged in orde to have short-term profits.

It seems that not a day goes by without some mention of the government's injection of capital into the banking system, commonl known as TARP. We did not apply for any government funding. Our review of the program led us to believe that shareholder valu would not be increased by accepting taxpayer money at a 5% cost, which would leave little room to generate the appropriat financial return. Our well capitalized status, ability to access liquidity, sound credit quality, and historically low risk toleranc allowed us to turn down the opportunity to receive taxpayer money, simply put; it was not needed to further grow the company. We would rather focus on serving our customers and communities than by spending valuable resources dealing with governmen regulations that may restrict the ability to do what we do best, community banking.

I would not be providing full disclosure if I failed to mention a significant item that negatively impacted the company during the past year. We, as with many financial institutions, were faced with other than temporary impairment charges. The charges were all related to the equity segment of the investment portfolio. The longer the current economic environment persists, the more likely that actions such as additional impairment charges or the sale of certain positions may be taken. We will continue to monitor the environment and will take the necessary actions to provide the best opportunity for long-term success.

2009 brings a time of reflection as Jersey Shore State Bank will be commemorating its diamond, or 75th Anniversary. In today's uncertain environment, it is difficult to imagine a company surviving, let alone flourishing, as your company has for such a long period of time. The success of the company is a testament to the dedication and skill of employees past and present. I am proud of our employees in terms of service provided, dedication to the community, and overall professionalism.

We will maintain the path taken as we move forward through 2009. We will not sacrifice the future in order to obtain short-term gain. Shareholder value is built over the long term through credit quality, deposit focus, and sound risk management. Your company has successfully managed these items for decades and with your help will for decades into the future.

Sincerely,

Ronald A. Walko
President and Chief Executive Officer

Three Year Financial Highlights

DILUTED EARNINGS PER SHARE



$3.00
2.50
2.00
1.50
1.00
2.45
2.28
2.07
'06
'07
'08

RETURN ON AVERAGE EQUITY
(Percent)



14.00
13.00
12.00
11.00
10.00
12.93
12.14
12.02
'06
'07
'08

DIVIDENDS PER SHARE



$ 2.00
1.75
1.50
1.25
1.00
1.73
1.79
1.84
'06
'07
'08

YEAR-END DEPOSITS
(In Millions)



$450
375
300
225
150
395
389
421
'06
'07
'08

RETURN ON AVERAGE ASSETS
(Percent)



2.00
1.75
1.50
1.25
1.00
1.67
1.49
1.27
'06
'07
'08

YEAR-END LOANS
(In Millions)



$450
375
300
225
150
360
360
381
'06
'07
'08

Penns Woods Bancorp, Inc.
Consolidated Balance Sheet

(In Thousands, Except Share Data)	December 31, 2008	December 31, 2007
ASSETS:		
Noninterest-bearing balances	$ 16,563	$ 15,417
Interest-bearing deposits in other financial institutions	18	16
Total cash and cash equivalents	16,581	15,433
Investment securities, available for sale, at fair value	208,251	214,455
Investment securities, held to maturity, (fair value of $136 and $279)	135	277
Loans held for sale	3,622	4,214
Loans	381,478	360,478
Less: Allowance for loan losses	4,356	4,130
Loans, net	377,122	356,348
Premises and equipment, net	7,865	6,774
Accrued interest receivable	3,614	3,343
Bank-owned life insurance	14,546	12,375
Investment in limited partnerships	4,727	5,439
Goodwill	3,032	3,032
Other assets	13,308	6,448
TOTAL ASSETS	$ 652,803	$ 628,138
LIABILITIES:		
Interest-bearing deposits	$ 345,333	$ 314,351
Noninterest-bearing deposits	76,035	74,671
Total deposits	421,368	389,022
Short-term borrowings	73,946	55,315
Long-term borrowings, Federal Home Loan Bank (FHLB)	86,778	106,378
Accrued interest payable	1,317	1,744
Other liabilities	8,367	5,120
TOTAL LIABILITIES	591,776	557,579
SHAREHOLDERS' EQUITY:		
Common stock, par value $8.33; 10,000,000 shares authorized; 4,010,528 and 4,006,934 shares issued	33,421	33,391
Additional paid-in capital	17,959	17,888
Retained earnings	28,177	27,707
Accumulated other comprehensive loss:		
Net unrealized loss on available for sale securities	(8,486)	(2,159)
Defined benefit plan	(3,780)	(1,375)
Less: Treasury stock at cost, 179,028 and 131,302 shares	(6,264)	(4,893)
TOTAL SHAREHOLDERS' EQUITY	61,027	70,559
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 652,803	$ 628,138

See Accompanying Notes to the Consolidated Financial Statements.

Penns Woods Bancorp, Inc.
Consolidated Statement of Income

(In Thousands, Except Per Share Data)	Year Ended December 31, 2008	2007	2006
INTEREST AND DIVIDEND INCOME:			
Loans including fees	$ 25,228	$ 26,099	$ 24,878
Investment securities:			
Taxable	5,241	4,098	3,577
Tax-exempt	4,871	4,357	4,027
Dividend and other interest income	768	1,395	1,271
TOTAL INTEREST AND DIVIDEND INCOME	36,108	35,949	33,753
INTEREST EXPENSE:			
Deposits	9,670	10,951	8,908
Short-term borrowings	1,181	1,639	1,503
Long-term borrowings	3,981	3,857	3,799
TOTAL INTEREST EXPENSE	14,832	16,447	14,210
NET INTEREST INCOME	21,276	19,502	19,543
PROVISION FOR LOAN LOSSES	375	150	635
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	20,901	19,352	18,908
NON-INTEREST INCOME:			
Service charges	2,289	2,246	2,366
Securities (losses) gains, net	(2,031)	(54)	1,679
Bank-owned life insurance	472	410	374
Gain on sale of loans	882	921	853
Insurance commissions	1,928	2,222	2,281
Other income	1,916	1,733	1,476
TOTAL NON-INTEREST INCOME	5,456	7,478	9,029
NON-INTEREST EXPENSE:			
Salaries and employee benefits	9,634	9,078	8,833
Occupancy expense, net	1,288	1,306	1,137
Furniture and equipment expense	1,182	1,126	1,201
Pennsylvania shares tax expense	421	643	598
Amortization of investment in limited partnerships	712	761	245
Other expenses	4,712	4,402	4,315
TOTAL NON-INTEREST EXPENSE	17,949	17,316	16,329
INCOME BEFORE INCOME TAX PROVISION	8,408	9,514	11,608
INCOME TAX PROVISION	405	637	1,961
NET INCOME	$ 8,003	$ 8,877	$ 9,647
NET INCOME PER SHARE – BASIC	$ 2.07	$ 2.28	$ 2.45
NET INCOME PER SHARE – DILUTED	$ 2.07	$ 2.28	$ 2.45
WEIGHTED AVERAGE SHARES OUTSTANDING – BASIC	3,859,724	3,886,277	3,934,138
WEIGHTED AVERAGE SHARES OUTSTANDING – DILUTED	3,859,833	3,886,514	3,934,617

See Accompanying Notes to the Consolidated Financial Statements.

Penns Woods Bancorp, Inc.
Consolidated Statement of Changes In Shareholders' Equity

(In Thousands, Except Per Share Data)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
Balance, December 31, 2005	4,002,159	$ 33,351	$ 17,772	$ 22,938	$ 850	$ (992)	$ 73,919
Cumulative effect of change in accounting for pension obligations, net of tax benefit of $298					(579)		(579)
Comprehensive income:							
Net income				9,647			9,647
Other comprehensive income					1,289		1,289
Dividends declared ($1.73 per share)				(6,802)			(6,802)
Common shares issued for employee stock purchase plan	1,355	11	38				49
Purchase of treasury stock (76,400 shares)						(2,929)	(2,929)
Balance, December 31, 2006	4,003,514	33,362	17,810	25,783	1,560	(3,921)	74,594
Comprehensive income:							
Net income				8,877			8,877
Other comprehensive loss					(5,094)		(5,094)
Dividends declared ($1.79 per share)				(6,953)			(6,953)
Stock options exercised	330	3	5				8
Common shares issued for employee stock purchase plan	3,090	26	73				99
Purchase of treasury stock (28,530 shares)						(972)	(972)
Balance, December 31, 2007	4,006,934	33,391	17,888	27,707	(3,534)	(4,893)	70,559
Cumulative effect of change in accounting for endorsement split-dollar life insurance arrangement				(437)			(437)
Comprehensive loss:							
Net income				8,003			8,003
Other comprehensive loss					(8,732)		(8,732)
Dividends declared ($1.84 per share)				(7,096)			(7,096)
Stock options exercised	330	3	8				11
Common shares issued for employee stock purchase plan	3,264	27	63				90
Purchase of treasury stock (47,726 shares)						(1,371)	(1,371)
Balance, December 31, 2008	4,010,528	$ 33,421	$ 17,959	$ 28,177	$ (12,266)	$ (6,264)	$ 61,027

Penns Woods Bancorp, Inc.
Consolidated Statement of Comprehensive Income (Loss)

	Year Ended December 31, 2008		2007		2006	
Net Income		$ 8,003		$ 8,877		$ 9,647
Other comprehensive (loss) income, net of tax:						
Change in unrealized (loss) gain on available for sale securities	(7,667)		(4,334)		2,397	
Net realized loss (gain) included in net income, net of (benefit) taxes of $(691), $(18), and $571	1,340		36		(1,108)	
	(6,237)		(4,298)		1,289	
Defined benefit pension plan:						
Net transition asset	(2)		(2)		—	
Prior service cost	17		17		—	
Net loss	(2,420)		(811)		—	
Other comprehensive (loss) income, net of tax		(8,732)		(5,094)		1,289
Comprehensive (loss) income		$ (729)		$ 3,783		$ 10,936

See Accompanying Notes to the Consolidated Financial Statements

Penns Woods Bancorp, Inc.
Consolidated Statement of Cash Flows

(In Thousands)	Year Ended December 31, 2008	2007	2006
OPERATING ACTIVITIES:			
Net income	$ 8,003	$ 8,877	$ 9,647
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	663	680	744
Provision for loan losses	375	150	635
Accretion and amortization of investment security discounts and premiums, net	(1,361)	(1,011)	(784)
Securities losses (gains), net	2,031	54	(1,679)
Originations of loans held for sale	(39,456)	(43,783)	(37,192)
Proceeds of loans held for sale	40,930	44,206	37,874
Gain of sale of loans	(882)	(921)	(853)
Increases in bank-owned life insurance	(472)	(410)	(374)
Other, net	(2,830)	(214)	(29)
Net cash provided by operating activities	7,001	7,628	7,989
INVESTING ACTIVITIES:			
Investment securities available for sale:			
Proceeds from sales	40,169	60,485	76,249
Proceeds from calls and maturities	6,759	5,233	7,477
Purchases	(50,995)	(98,799)	(78,241)
Investment securities held to maturity:			
Proceeds from calls and maturities	4	12	25
Purchases	176	–	(25)
Net increase in loans	(21,613)	(374)	(22,353)
Acquisition of bank premises and equipment, net	(1,754)	(717)	(1,072)
Proceeds from the sale of foreclosed assets	112	65	329
Purchase of bank-owned life insurance	(1,699)	(619)	(254)
Investment in limited partnership	–	(1,250)	(1,646)
Proceeds from redemption of regulatory stock	(4,629)	5,081	3,630
Purchases of regulatory stock	4,606	(6,816)	(2,899)
Net cash used for investing activities	(28,864)	(37,699)	(18,780)
FINANCING ACTIVITIES:			
Net increase (decrease) in interest-bearing deposits	30,982	(7,680)	40,881
Net increase in noninterest-bearing deposits	1,364	1,511	1,781
Net increase (decrease) in short-term borrowings	18,631	20,618	(19,306)
Proceeds from long-term borrowings, FHLB	10,000	40,000	–
Repayment of long-term borrowings, FHLB	(29,600)	(16,500)	(1,600)
Dividends paid	(7,096)	(6,953)	(6,802)
Issuance of common stock	90	99	49
Stock options exercised	11	8	–
Purchase of treasury stock	(1,371)	(972)	(2,929)
Net cash provided by financing activities	23,011	30,131	12,074
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,148	60	1,283
CASH AND CASH EQUIVALENTS, BEGINNING	15,433	15,373	14,090
CASH AND CASH EQUIVALENTS, ENDING	$ 16,581	$ 15,433	$ 15,373

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

	2008	2007	2006
Interest paid	$ 15,259	$ 16,235	$ 13,786
Income taxes paid	2,085	1,610	2,645
Transfer of loans to foreclosed real estate	464	75	278

See Accompanying Notes to the Consolidated Financial Statements

PENNS WOODS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Penns Woods Bancorp, Inc. and its wholly owned subsidiaries, Jersey Shore State Bank (the "Bank"), Woods Real Estate Development Co., Inc., Woods Investment Company, Inc., and The M Group Inc. D/B/A The Comprehensive Financial Group ("The M Group"), a wholly owned subsidiary of the Bank (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated.

Nature of Business
The Bank engages in a full-service commercial banking business, making available to the community a wide range of financial services including, but not limited to, installment loans, credit cards, mortgage and home equity loans, lines of credit, construction financing, farm loans, community development loans, loans to non-profit entities and local government, and various types of time and demand deposits including, but not limited to, checking accounts, savings accounts, clubs, money market deposit accounts, certificates of deposit, and IRAs. Deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") to the extent provided by law.

The financial services are provided by the Bank to individuals, partnerships, non-profit organizations, and corporations through its thirteen offices located in Clinton, Lycoming, and Centre Counties, Pennsylvania.

Woods Real Estate Development Co., Inc. engages in real estate transactions on behalf of Penns Woods Bancorp, Inc. and the Bank.

Woods Investment Company, Inc., a Delaware holding company, is engaged in investing activities.

The M Group engages in securities brokerage and financial planning services, which include the sale of life insurance products, annuities, and estate planning services.

Operations are managed and financial performance is evaluated on a corporate-wide basis. Accordingly, all financial service operations are considered by management to be aggregated in one reportable operating segment.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, deferred tax assets and liabilities, and the valuation of real estate acquired through, or in lieu of, foreclosure on settlement of debt.

Cash and Cash Equivalents
Cash equivalents include cash on hand and in banks and interest-earning deposits. Interest-earning deposits mature within one year and are carried at cost. Net cash flows are reported for loan, deposit, and short-term borrowing transactions.

Restrictions on Cash and Cash Equivalents
Based on deposit levels, the Company must maintain cash and other reserves with the Federal Reserve Bank of Philadelphia (FRB).

Investment Securities
Investment securities are classified at the time of purchase, based on management's intention and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are stated at cost, adjusted for amortization of premium and accretion of discount, which are computed using the interest method and recognized as adjustments of interest income. Certain other debt securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available for sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized security gains and losses are computed using the specific identification method for debt securities and the average cost method for marketable equity securities. Interest and dividends on investment securities are recognized as income when earned.

Securities are periodically reviewed for other-than-temporary impairment based upon a number of factors, including, but not limited to, the length of time and extent to which the market value has been less than cost, the financial condition of the underlying issuer, the ability of the issuer to meet contractual obligations, the likelihood of the security's ability to recover any decline in its market value, and management's intent and ability to hold the security for a period of time sufficient to allow for a recovery in market value. Among the factors that are considered in determining management's intent and ability is a review of the Company's capital adequacy, interest rate risk position, and liquidity. The assessment of a security's ability to recover any decline in market value, the ability of the issuer to meet contractual obligations, and management's intent and ability requires considerable judgment. A decline in value that is considered to be other-than-temporary is recorded as a loss within noninterest income in the Consolidated Statement of Income.

Investment securities fair values are based on observed market prices. Certain investment securities do not have observed bid prices and their fair value is based on instruments with similar risk elements. Since regulatory stock is redeemable at par, the Company carries it at cost.

Loans
Loans are stated at the principal amount outstanding, net of deferred fees, unamortized loan fees and costs, and the allowance for loan losses. Interest on loans is recognized as income when earned on the accrual method. The Company's general policy has been to stop accruing interest on loans when it is determined a reasonable doubt exists as to the collectability of additional interest. Income is subsequently recognized only to the extent that cash payments are received provided the loan is not delinquent in payment and, in management's judgment, the borrower has the ability and intent to make future principal payments.

Loan origination and commitment fees as well as certain direct loan origination costs are being deferred and amortized as an adjustment to the related loan's yield over the contractual lives of the related loans.

Allowance for Loan Losses

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio, as of the balance sheet date. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based upon management's quarterly review of the loan portfolio. The purpose of the review is to assess loan quality, identify impaired loans, analyze delinquencies, ascertain loan growth, evaluate potential charge-offs and recoveries, and assess general economic conditions in the markets served. An external independent loan review is also performed annually for the Bank. Management remains committed to an aggressive program of problem loan identification and resolution.

The allowance is calculated by applying loss factors to outstanding loans by type, excluding loans for which a specific allowance has been determined. Loss factors are based on management's consideration of the nature of the portfolio segments, changes in mix and volume of the loan portfolio, historical loan loss experience, and general economic conditions. In addition, management considers industry standards and trends with respect to nonperforming loans and its knowledge and experience with specific lending segments.

Although management believes that it uses the best information available to make such determinations and that the allowance for loan losses is adequate at December 31, 2008, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy, rising unemployment, or negative performance trends in financial information from borrowers could be indicators of subsequent increased levels of nonperforming assets and possible charge-offs, which would normally require increased loan loss provisions. An integral part of the periodic regulatory examination process is the review of the adequacy of the Bank's loan loss allowance. The regulatory agencies could require the Bank, based on their evaluation of information available at the time of their examination, to provide additional loan loss provisions to further supplement the allowance.

Impaired loans are commercial and commercial real estate loans for which it is probable the Bank will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Bank individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Bank may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired if the loan is not a commercial or commercial real estate loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances surrounding the loan and the borrower including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

Loans Held for Sale

In general, fixed rate residential mortgage loans originated by the Bank are held for sale and are carried at cost due to their short holding period, which can range from less than two weeks to a maximum of thirty days. Sold loans are not serviced by the Bank. Proceeds from the sale of loans in excess of the carrying value are accounted for as a gain. Total gains on the sale of loans are shown as a component of non-interest income within the consolidated statement of income.

Foreclosed Assets Held for Sale

Foreclosed assets held for sale are carried at the lower of cost or fair value less estimated selling costs. Prior to foreclosure, the value of the underlying loan is written down to the fair value of the real estate to be acquired by a charge to the allowance for loan losses, if necessary. Any subsequent write-downs are charged against operating expenses. Net operating expenses and gains and losses realized from disposition are included in non-interest expense and income, respectively.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the related assets, which range from five to ten years for furniture, fixtures, and equipment and fifteen to forty years for buildings and improvements. Costs incurred for routine maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

Bank-Owned Life Insurance

The Company has purchased life insurance policies on certain officers and directors. Bank-owned life insurance is recorded at its cash surrender value, or the amount that can be realized. Increases in the cash surrender value are recognized as a component of non-interest income within the consolidated statement of income.

Endorsement Split-Dollar Life Insurance Arrangements

On January 1, 2008, the Company changed its accounting policy and recognized a cumulative-effect adjustment to retained earnings totaling $437,000 related to account for certain endorsement split-dollar life insurance arrangements in connection with the adoption of Emerging Issues Task Force Issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements*.

Goodwill

The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards ("FAS") No. 142, *Goodwill and Other Intangible Assets*. This statement, among other things, requires a two-step process for testing the impairment of goodwill on at least an annual basis. This approach could cause more volatility in the Company's reported net income because impairment losses, if any, could occur irregularly and in varying amounts. The Company performs an annual impairment analysis of goodwill for its purchased subsidiary, The M Group. Based on the fair value of this reporting unit, estimated using the expected present value of future cash flows, no impairment of goodwill was recognized in 2008 and 2007.

Investments in Limited Partnerships
The Company is a limited partner in four partnerships at December 31, 2008 that provide low income elderly housing in the Company's geographic market area. The carrying value of the Company's investments in limited partnerships was $4,727,000 at December 31, 2008 and $5,439,000 at December 31, 2007. The Company is fully amortizing the investment in the partnership entered into prior to 2005 over the fifteen-year holding period. The partnerships entered into after 2004 are being fully amortized over the ten-year tax credit receipt period utilizing the straight-line method. The partnerships began being amortized once the projects reached the level of occupancy needed to begin the ten year tax credit recognition period. Amortization of limited partnership investments amounted to $712,000 in 2008, $761,000 in 2007, and $245,000 in 2006.

Off-Balance Sheet Financial Instruments
In the ordinary course of business, the Company enters into off-balance sheet financial instruments. Those instruments consist of commitments to extend credit and standby letters of credit. When those instruments are funded or become payable, the Company reports the amounts in its financial statements.

Advertising Cost
Advertising costs are generally expensed as incurred.

Income Taxes
The Company adopted the provisions of FIN No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109*, effective January 1, 2007. FIN No. 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. FIN No. 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. Adoption of FIN No. 48 did not have a significant impact on the Company's financial statements.

Deferred tax assets and liabilities result from temporary differences in financial and income tax methods of accounting, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Earnings Per Share
The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated utilizing net income as reported in the numerator and weighted average shares outstanding in the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any stock options are adjusted in the denominator.

Employee Benefits
Pension and employee benefits include contributions, determined actuarially, to a defined benefit retirement plan covering the eligible employees of the Bank. The plan is funded on a current basis to the extent that it is deductible under existing federal tax regulations. Pension and other employee benefits also include contributions to a defined contribution Section 401(k) plan covering eligible employees. Contributions matching those made by eligible employees are funded throughout the year. In addition, an elective contribution is made annually at the discretion of the Board of Directors.

The M Group Products and Income Recognition
The M Group product line is comprised primarily of annuities, life insurance, and mutual funds. The revenues generated from life insurance sales are commission only, as The M Group does not underwrite the policies. Life insurance sales include permanent and term policies with the majority of the policies written being permanent. Term life insurance policies are written for 10, 15, 20, and 30 year terms with the majority of the policies being written for 20 years. None of these products are offered as an integral part of lending activities.

Commissions from the sale of annuities are recognized at the time notice is received from the third party broker/dealer or an insurance company that the transaction has been accepted and approved, which is also the time when commission income is received.

Life insurance commissions are recognized at varying points based on the payment option chosen by the customer. Commissions from monthly and annual payment plans are recognized at the start of each annual period for the life insurance, while quarterly and semi-annual premium payments are recognized quarterly and semi-annually when the earnings process is complete. For example, semi-annual payments on the first of January and July would result in commission income recognition on the first of January and July, while payments on the first of January, April, July, and October would result in commission income recognition on those dates. The potential for chargebacks only exists for those policies on a monthly payment plan since income is recognized at the beginning of the annual coverage period versus at the time of each monthly payment. No liability is maintained for chargebacks as these are removed from income at the time of the occurrence.

Stock Options
The Company maintains a stock option plan for directors and certain officers and employees with the last option grant being in 2000. All options were granted when the exercise price of the Company's stock options was greater than or equal to the market price of the underlying stock on the date of the grant, therefore, no compensation expense was recognized in the Company's financial statements.

Accumulated Other Comprehensive Income
The Company is required to present accumulated other comprehensive income in a full set of general-purpose financial statements for all periods presented. Accumulated other comprehensive income is comprised of unrealized holding gains (losses) on the available for sale securities portfolio and the unrecognized components of net periodic benefit costs of the defined benefit pension plan.

Segment Reporting
FAS No. 131, *Disclosure about Segments of an Enterprise and Related Information*, requires that public business enterprises report financial and descriptive information about their reportable operating segments. Based on the guidance provided by the Statement, the Company has determined that its only reportable segment is Community Banking.

Reclassification of Comparative Amounts
Certain items previously reported have been reclassified to conform to the current year's reporting format. Such reclassifications did not affect net income or shareholders' equity.

Recent Accounting Pronouncements
In December 2007, the FASB issued FAS No. 141 (revised 2007), *Business Combinations*, which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. FAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In September 2006, the FASB issued FAS No. 157, *Fair Value Measurements*, which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. The Standard does not expand the use of fair value in any new circumstances. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued Staff Position No. 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13*, which removed leasing transactions accounted for under FAS No. 13 and related guidance from the scope of FAS No. 157. Also in February 2008, the FASB issued Staff Position No.157-2, *Partial Deferral of the Effective Date of Statement 157*, which deferred the effective date of FAS No. 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. The adoption of this standard has not and is not expected to have a material effect on the Company's results of operations or financial position.

In September 2006, the FASB issued FAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)*. This Statement requires that employers measure plan assets and obligations as of the balance sheet date. This requirement is effective for fiscal years ending after December 15, 2008. The other provisions of the Statement were effective as of the end of the fiscal year ending after December 15, 2006, for public companies. The adoption of this standard has not and is not expected to have a material effect on the Company's results of operations or financial position.

In December 2007, the FASB issued FAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51*. FAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. FAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard will not have an effect on the Company's results of operations or financial position as there are no noncontrolling interests.

In March 2008, the FASB issued FAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities*, to require enhanced disclosures about derivative instruments and hedging activities. The new standard has revised financial reporting for derivative instruments and hedging activities by requiring more transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*; and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. FAS No. 161 requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also requires entities to provide more information about their liquidity by requiring disclosure of derivative features that are credit risk-related. Further, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. FAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In June 2008, the FASB ratified EITF Issue No. 08-4, *Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjusted Conversion Ratios*. This Issue provides transition guidance for conforming changes made to EITF Issue No. 98-5, *Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjusted Conversion Ratios*, that resulted from EITF Issue No. 00-27, *Application of Issue No. 98-5 to Certain Convertible Instruments, and FAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity*. The conforming changes are effective for financial statements issued for fiscal years ending after December 15, 2008, with earlier application permitted. The adoption of this FSP has not and is not expected to have a material effect on the Company's results of operations or financial position.

In February 2007, the FASB issued FSP No. FAS 158-1, *Conforming Amendments to the Illustrations in FASB Statements No. 87, No. 88, and No. 106 and to the Related Staff Implementation Guides*. This FSP provides conforming amendments to the illustrations in FAS Statements No. 87, 88, and 106 and to related staff implementation guides as a result of the issuance of FAS Statement No. 158. The conforming amendments made by this FSP are effective as of the effective dates of Statement No. 158. The unaffected guidance that this FSP codifies into Statements No. 87, 88, and 106 does not contain new requirements and therefore does not require a separate effective date or transition method. The adoption of this FSP is not expected to have a material effect on the Company's results of operations or financial position.

In February 2008, the FASB issued FSP No. FAS 140-3, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions*. This FSP concludes that a transferor and transferee should not separately account for a transfer of a financial asset and a related repurchase financing unless (a) the two transactions have a valid and distinct business or economic purpose for being entered into separately and (b) the repurchase financing does not result in the initial transferor regaining control over the financial asset. The FSP is effective for financial statements issued for fiscal years beginning on or after November 15, 2008, and interim periods within those fiscal years. The adoption of this FSP is not expected to have a material effect on the Company's results of operations or financial position.

In April 2008, the FASB issued FSP No. 142-3, *Determination of the Useful Life of Intangible Assets*. FSP 142-3 amends the factors that should be considered in developing assumptions about renewal or extension used in estimating the useful life of a recognized intangible asset under FAS No. 142, *Goodwill and Other Intangible Assets*. This standard is intended to improve the consistency between the useful life of a recognized intangible asset under FAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under FAS No. 141R and other GAAP. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The measurement provisions of this standard will apply only to intangible assets of the Company acquired after the effective date. The adoption of this FSP is not expected to have a material effect on the Company's results of operations or financial position.

In May 2008, the FASB issued FSP No. APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)*. This FSP provides guidance on the accounting for certain types of convertible debt instruments that may be settled in cash upon conversion. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of this FSP is not expected to have a material effect on the Company's results of operations or financial position.

In June 2008, the FASB issued FSP No. EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*, to clarify that instruments granted in share-based payment transactions can be participating securities prior to the requisite service having been rendered. A basic principle of the FSP is that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are to be included in the computation of EPS pursuant to the two-class method. The provisions of this FSP are effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented (including interim financial statements, summaries of earnings, and selected financial data) are required to be adjusted retrospectively to conform with the provisions of the FSP. The adoption of this FSP is not expected to have a material effect on the Company's results of operations or financial position.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, *Employers' Disclosures about Postretirement Benefit Plan Assets*. This FSP amends FASB Statement No. 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits*, to improve an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required by the FSP are to be provided for fiscal years ending after December 15, 2009. The adoption of this FSP is not expected to have a material effect on the Company's results of operations or financial position.

NOTE 2 - PER SHARE DATA

There are no convertible securities which would affect the denominator in calculating basic and dilutive earnings per share; therefore, net income as presented on the consolidated statement of income will be used as the numerator. The following table sets forth the composition of the weighted average common shares (denominator) used in the basic and dilutive per share computation.

	2008	2007	2006
Weighted average common shares outstanding	4,008,553	4,005,181	4,002,416
Weighted average treasury stock shares	(148,829)	(118,904)	(68,278)
Weighted average common shares and common stock equivalents used to calculate basic earnings per share	3,859,724	3,886,277	3,934,138
Additional common stock equivalents (stock options) used to calculate diluted earnings per share	109	237	479
Weighted average common shares and common stock equivalents used to calculate diluted earnings per share	3,859,833	3,886,514	3,934,617

Options to purchase 1,980, 10,913, and 11,972 shares of common stock at a range in price of $24.72 to $40.29 were outstanding at December 31, 2008, 2007, and 2006, respectively. The options were included in the computation of diluted earnings per share on a weighted average basis determined by the length of time during each period that the market value exceeded the strike price.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and estimated fair values of investment securities at December 31, 2008 and 2007 are as follows:

(In Thousands)

2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale (AFS)				
U.S. Government and agency securities	$ 46,452	$ 1,134	$ —	$ 47,586
State and political securities	142,258	348	(10,764)	131,842
Other debt securities	15,970	649	(1,065)	15,554
Total debt securities	204,680	2,131	(11,829)	194,982
Equity securities	16,429	225	(3,385)	13,269
Total investment securities AFS	$ 221,109	$ 2,356	$ (15,214)	$ 208,251
Held to maturity (HTM)				
U.S. Government and agency securities	$ 10	$ 1	$ —	$ 11
Other debt securities	125	—	—	125
Total investment securities HTM	$ 135	$ 1	$ —	$ 136

(In Thousands)

2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale (AFS)				
U.S. Government and agency securities	$ 62,382	$ 522	$ —	$ 62,904
State and political securities	119,651	581	(2,417)	117,815
Other debt securities	15,917	290	(440)	15,767
Total debt securities	197,950	1,393	(2,857)	196,486
Equity securities	19,776	496	(2,303)	17,969
Total investment securities AFS	$ 217,726	$ 1,889	$ (5,160)	$ 214,455
Held to maturity (HTM)				
U.S. Government and agency securities	$ 14	$ 1	$ —	$ 15
Other debt securities	263	1	—	264
Total investment securities HTM	$ 277	$ 2	$ —	$ 279

The following tables show the Company's gross unrealized losses and estimated fair value, aggregated by investment category and length of time, that the individual securities have been in a continuous unrealized loss position, at December 31, 2008 and 2007.

(In Thousands)

2008	Less than twelve months		Twelve months or greater		Total	
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
U.S. Government and agency securities	$ —	$ —	$ —	$ —	$ —	$ —
State and political securities	43,388	4,378	67,412	6,386	115,800	10,764
Other debt securities	6,341	451	2,012	614	8,353	1,065
Total debt securities	54,729	4,829	69,424	7,000	124,153	11,829
Equity securities	164	80	5,364	3,305	5,528	3,385
Total	$ 54,893	$ 4,909	$ 74,788	$ 10,305	$ 129,681	$ 15,214

(In Thousands)

2007	Less than twelve months		Twelve months or greater		Total	
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
U.S. Government and agency securities	$ —	$ —	$ —	$ —	$ —	$ —
State and political securities	60,002	1,705	21,830	712	81,832	2,417
Other debt securities	2,521	357	388	83	2,909	440
Total debt securities	62,523	2,062	22,218	795	84,741	2,857
Equity securities	8,200	1,837	996	466	9,196	2,303
Total	$ 70,723	$ 3,899	$ 23,214	$ 1,261	$ 93,937	$ 5,160

At December 31, 2008 there were a total of 95 and 184 individual securities that were in a continuous unrealized loss position for less than twelve months and greater than twelve months, respectively.

The Company reviews its position quarterly and has asserted that at December 31, 2008, the declines outlined in the above table represent temporary declines and the Company does have the intent and ability either to hold those securities to maturity or to allow a market recovery. There were 279 positions that were temporarily impaired at December 31, 2008. The Company has concluded that the unrealized losses disclosed above are not other than temporary but are the result of interest rate changes, sector credit ratings changes, or Company-specific ratings changes that are not expected to result in the non-collection of principal and interest during the period.

The amortized cost and estimated fair value of debt securities at December 31, 2008, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities since borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(In Thousands)	Available for Sale		Held to Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$	$	$ 25	$ 25
Due after one year to five years	75	75	100	100
Due after five years to ten years	418	445	—	
Due after ten years	204,187	194,462	10	11
Total	$ 204,680	$ 194,982	$ 135	$ 136

Total gross proceeds from sales of securities available for sale were $40,169,000, $60,485,000, and $76,249,000 for 2008, 2007, and 2006, respectively. The following table represents gross realized gains and losses on those transactions:

(In Thousands)	2008	2007	2006
Gross realized gains:			
U.S. Government and agency securities	$ 253	$ 68	$ —
State and political securities	236	840	1,248
Other debt securities	6	2	—
Equity securities	539	772	1,655
Total gross realized gains	$ 1,034	$ 1,682	$ 2,903
Gross realized losses:			
U.S. Government and agency securities	$ 36	$ 902	$ 913
State and political securities	204	—	302
Other debt securities	510	—	—
Equity securities	2,315	834	9
Total gross realized losses	$ 3,065	$ 1,736	$ 1,224

Gross realized losses for the equity securities portfolio include impairment charges of $2,797,000 and $834,000 for the years ended December 31, 2008 and 2007, respectively.

Investment securities with a carrying value of approximately $102,362,000 and $97,647,000 at December 31, 2008 and 2007, respectively, were pledged to secure certain deposits, repurchase agreements, and for other purposes as required by law.

There is no concentration of investments that exceed ten percent of shareholders' equity for any individual issuer, excluding those guaranteed by the U.S. Government.

NOTE 4 - LOANS

Major loan classifications as of December 31, 2008 and 2007 are summarized as follows:

(In Thousands)	2008				
	Current	Past due 30 to 90 Days	Past Due 90 Days or more & still Accruing	Non-Accrual	Total
Commercial and agricultural	$ 40,006	$ 517	$	$ 79	$ 40,602
Real estate mortgage:					
Residential	170,011	6,582	223	590	177,406
Commercial	134,647	775	—	736	136,158
Construction	15,652	167		19	15,838
Installment loans to individuals	12,053	346	36	52	12,487
	372,369	$ 8,387	$ 259	$ 1,476	382,491
Less: Net deferred loan fees	1,013				1,013
Allowance for loan losses	4,356				4,356
Loans, net	$ 367,000				$ 377,122

(In Thousands)	2007				
	Current	Past due 30 to 90 Days	Past Due 90 Days or more & still Accruing	Non-Accrual	Total
Commercial and agricultural	$ 35,316	$ 236	$ 147	$ 40	$ 35,739
Real estate mortgage:					
Residential	158,424	4,573	110	161	163,268
Commercial	130,692	1,409	88	754	132,943
Construction	16,113	39	—	—	16,152
Installment loans to individuals	12,838	459	20	—	13,317
	353,383	$ 6,716	$ 365	$ 955	361,419
Less: Net deferred loan fees	941				941
Allowance for loan losses	4,130				4,130
Loans, net	$ 348,312				$ 356,348

Impaired loans totaled $5,042,000 and $1,477,000 at December 31, 2008 and 2007, respectively. The portion of the allowance for loan losses allocated for impaired loans was $166,000 and $102,000 at December 31, 2008 and 2007, respectively. The average recorded investment in impaired loans during the years ended December 31, 2008 and 2007 was approximately $3,410,000 and $1,130,000, respectively.

The Company recognized interest income on impaired loans in the amount of $123,000 and $42,000 for the years ended December 31, 2008 and 2007, respectively. On a cash basis, interest income on impaired loans amounted to $7,000 and $29,000 for the years ended December 31, 2008 and 2007, respectively.

No additional funds are committed to be advanced in connection with impaired loans.

Loans on which the accrual of interest has been discontinued or reduced, exclusive of impaired loans, amounted to approximately $1,476,000 and $955,000 at December 31, 2008 and 2007, respectively. If interest had been recorded based on the original loan agreement terms and rate of interest for those loans, income would have approximated $72,000, $87,000, and $23,000 for the years ended December 31, 2008, 2007, and 2006, respectively. Interest income on such loans, is recorded as received and amounted to approximately $9,000, $17,000, and $15,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

Changes in the allowance for loan losses for the years ended December 31, 2008, 2007, and 2006 are as follows:

(In Thousands)	2008	2007	2006
Balance, beginning of year	$ 4,130	$ 4,185	$ 3,679
Provision charged to operations	375	150	635
Loans charged off	(313)	(304)	(327)
Recoveries	164	99	198
Balance, end of year	$ 4,356	$ 4,130	$ 4,185

The Company has a concentration of loans to both owners of commercial and residential rental properties at December 31, 2008 and 2007 of 15.07% and 14.43% and 14.67% and 14.56% of total loans, respectively.

The Company grants commercial, industrial, residential, and installment loans to customers throughout north-central Pennsylvania. Although the Company has a diversified loan portfolio at December 31, 2008 and 2007, a substantial portion of its debtors' ability to honor their contracts is dependent on the economic conditions within this region.

NOTE 5 - PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows at December 31, 2008 and 2007:

(In Thousands)	2008	2007
Land	$ 1,480	$ 1,391
Premises	6,929	6,218
Furniture and equipment	6,067	5,356
Leasehold improvements	871	815
Total	15,347	13,780
Less accumulated depreciation and amortization	7,482	7,006
Net premises and equipment	$ 7,865	$ 6,774

Depreciation and amortization charged to operations for the years ended 2008, 2007, and 2006 was $663,000, $680,000, and $744,000, respectively.

NOTE 6 - GOODWILL

As of December 31, 2008, 2007, and 2006 goodwill had a gross carrying value of $3,308,000 and accumulated amortization of $276,000 resulting in a net carrying amount of $3,032,000.

The gross carrying amount of goodwill is tested for impairment in the third quarter of each fiscal year. Based on fair value of the reporting unit, estimated using the expected present value of future cash flows, there was no evidence of impairment of the carrying amount at December 31, 2008 and 2007, respectively.

NOTE 7 - TIME DEPOSITS

Time deposits of $100,000 or more totaled approximately $67,356,000 on December 31, 2008 and $59,424,000 on December 31, 2007. Interest expense related to such deposits was approximately $2,894,000, $3,216,000, and $1,873,000, for the years ended December 31, 2008, 2007, and 2006, respectively.

At December 31, 2008, the scheduled maturities on time deposits of $100,000 or more are as follows:

(In Thousands)	2008
Three months or less	$ 23,520
Three months to six months	12,785
Six months to twelve months	19,261
Over twelve months	11,790
Total	$ 67,356

Total time deposit maturities are as follows at December 31, 2008:

(In Thousands)	2008
2009	$ 158,473
2010	22,199
2011	11,714
2012	3,212
2013	620
Thereafter	778
Total	$ 196,996

NOTE 8 - SHORT-TERM BORROWINGS

Short-term borrowings consist of securities sold under agreements to repurchase and primarily Federal Home Loan Bank ("FHLB") advances which generally represent overnight or less than six month borrowings. In addition to the outstanding balances noted below, the Bank also had additional lines of credit totaling $13,845,000 available from correspondent banks other than the FHLB. The outstanding balances and related information for short-term borrowings are summarized as follows at December 31, 2008, 2007, and 2006:

(In Thousands)	2008	2007	2006
Repurchase Agreements:			
Balance at year end	$ 12,933	$ 17,155	$ 15,991
Maximum amount outstanding at any month end	18,839	19,058	19,916
Average balance outstanding during the year	15,840	16,746	16,028
Weighted-average interest rate:			
At year end	2.83%	3.37%	3.96%
Paid during the year	2.83%	3.69%	3.55%
Open Repo Plus:			
Balance at year end	$ 61,013	$ 38,160	$ 18,706
Maximum amount outstanding at any month end	61,013	38,895	43,040
Average balance outstanding during the year	31,495	19,299	15,301
Weighted-average interest rate:			
At year end	0.59%	4.32%	5.40%
Paid during the year	2.04%	5.09%	5.07%
Short-Term FHLB:			
Balance at year end	$ —	$ —	$ —
Maximum amount outstanding at any month end	10,000	15,000	—
Average balance outstanding during the year	3,210	771	3,283
Weighted-average interest rate:			
At year end	—	—	—
Paid during the year	2.58%	5.06%	4.82%

NOTE 9 - LONG-TERM BORROWINGS

The following represents outstanding long-term borrowings with the FHLB by contractual maturities at December 31, 2008 and 2007:

(In Thousands) Description	Maturity	Weighted-Average Interest Rate 2008	Weighted-Average Interest Rate 2007	Stated Interest Rate Range From	To	2008	2007
Variable	2008	—	4.77%	3.14%	5.56%	$ —	$ 29,600
Variable	2010	4.87%	4.87%	3.98%	6.65%	15,000	15,000
Variable	2011	4.49%	4.49%	4.25%	4.72%	10,000	10,000
Variable	2012	4.18%	4.18%	3.68%	4.43%	15,000	15,000
Variable	2013	3.74%	3.74%	3.74%	3.74%	5,000	5,000
Variable	2015	3.97%	3.97%	3.97%	3.97%	10,000	10,000
Variable	2017	4.22%	4.22%	4.15%	4.28%	20,000	20,000
Variable	2018	3.18%	—	3.18%	3.18%	10,000	—
Total Variable		**4.18%**	**4.44%**			**85,000**	**104,600**
Fixed	2011	6.92%	6.92%	6.92%	6.92%	500	500
Fixed	2013	5.87%	5.87%	5.87%	5.87%	528	528
Fixed	2015	6.92%	6.92%	6.92%	6.92%	750	750
Total Fixed		**6.61%**	**6.61%**			**1,778**	**1,778**
Total		**4.23%**	**4.48%**			**$ 86,778**	**$ 106,378**

(In Thousands) Year ending December 31,	Amount	Weighted-Average Rate
2009	$ —	
2010	15,000	4.87%
2011	10,500	4.60%
2012	15,000	4.18%
2013 and after	46,278	3.95%
	$ 86,778	**4.23%**

The terms of the convertible borrowings allow the FHLB to convert the interest rate to an adjustable rate based on the three month London Interbank Offered Rate ("LIBOR") at a predetermined anniversary date of the borrowing's origination, ranging from three months to five years. If the FHLB converts the interest rate on one of the predetermined dates, the Bank has the ability to payoff the debt on the conversion date and quarterly thereafter without incurring the customary pre-payment penalty.

The Bank maintains a credit arrangement which includes a revolving line of credit with the FHLB. Under this credit arrangement, the Bank has a remaining borrowing capacity of $66,048,000 at December 31, 2008, which is subject to annual renewal, and typically incurs no service charges. Under terms of a blanket agreement, collateral for the FHLB borrowings must be secured by certain qualifying assets of the Bank which consist principally of first mortgage loans and mortgage-backed securities.

NOTE 10 - INCOME TAXES

The following temporary differences gave rise to the net deferred tax asset position at December 31, 2008 and 2007:

(In Thousands)	2008	2007
Deferred tax asset:		
Allowance for loan losses	$ 1,481	$ 1,404
Deferred compensation	402	408
Pension	2,014	870
Loan fees and costs	344	320
Investment securities allowance	548	278
Unrealized loss on available for sale securities	4,372	1,112
Low income housing credit carryforward	1,571	827
Capital loss	503	—
Other	373	212
Total	11,608	5,431
Deferred tax liabilities:		
Bond accretion	61	44
Depreciation	141	117
Amortization	526	451
Total	728	612
Deferred tax asset, net	$ 10,880	$ 4,819

No valuation allowance was established at December 31, 2008 and 2007, in view of the Company's ability to carry back capital losses to recover taxes paid in previous years and certain tax strategies, together with the anticipated future taxable income as evidenced by the Company's earning potential.

The provision for income taxes is comprised of the following for the year ended December 31, 2008, 2007, and 2006:

(In Thousands)	2008	2007	2006
Currently payable	$ 1,967	$ 1,758	$ 2,112
Deferred benefit	(1,562)	(1,121)	(151)
Total provision	$ 405	$ 637	$ 1,961

A reconciliation between the expected income tax and the effective income tax rate on income before income tax provision follows for the year ended December 31, 2008, 2007, and 2006:

(In Thousands)	2008		2007		2006	
	Amount	%	Amount	%	Amount	%
Provision at expected rate	$ 2,859	34.0%	$ 3,235	34.0%	$ 3,947	34.0%
Decrease in tax resulting from:						
Tax-exempt income	(1,757)	(20.9)	(1,512)	(15.9)	(1,425)	(12.3)
Tax credits	(601)	(7.2)	(1,048)	(11.0)	(363)	(3.1)
Other, net	(96)	(1.1)	(38)	(0.4)	(198)	(1.7)
Effective income tax and rate	$ 405	4.8%	$ 637	6.7%	$ 1,961	16.9%

NOTE 11 - EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plan

The Company has a noncontributory defined benefit pension plan (the "Plan") for all employees meeting certain age and length of service requirements that were hired prior to January 1, 2004, at which time entrance into the Plan was frozen. Benefits are based primarily on years of service and the average annual compensation during the highest five consecutive years within the final ten years of employment.

The following table sets forth the obligation and funded status as of December 31, 2008 and 2007:

(In Thousands)	2008	2007
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 10,450	$ 8,510
Service cost	546	466
Interest cost	609	486
Actuarial (gain) loss	(166)	80
Benefits paid	(210)	(210)
Other, change in actuarial assumptions	758	1,118
Benefit obligation at end of year	11,987	10,450
Change in plan assets:		
Fair value of plan assets at beginning of year	7,891	6,990
Actual loss on plan assets	(2,504)	531
Employer contribution	875	580
Benefits paid	(210)	(210)
Adjustment to fair value of plan assets	13	—
Fair value of plan assets at end of year	6,065	7,891
Funded status	$ (5,922)	$ (2,559)
Accounts recognized on balance sheet as:		
Total liabilities	$ (5,922)	$ (2,559)
Amounts not yet recognized as a component of net periodic pension cost:		
Amounts recognized in accumulated other comprehensive income (loss) consist of:		
Net transition asset	$ (9)	$ (12)
Prior service cost	127	153
Net loss	5,609	1,942
Total	$ 5,727	$ 2,083

The accumulated benefit obligation for the Plan was $9,410,000 and $7,835,000 at December 31, 2008 and 2007, respectively.

Components of Net Periodic Cost and Other Amounts Recognized in other Comprehensive Income as of December 31, 2008, 2007, and 2006 are as follows:

(In Thousands)	2008	2007	2006
Net periodic pension cost:			
Service cost	$ 546	$ 467	$ 467
Interest cost	609	486	434
Expected return on plan assets	(641)	(562)	(485)
Amortization of transition asset	(3)	(3)	(3)
Amortization of prior service cost	25	26	26
Amortization of unrecognized net loss	57	—	22
Net periodic benefit cost	$ 593	$ 414	$ 461

The estimated net transition asset and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are $3,000 and $25,000, respectively.

Assumptions

Weighted-average assumptions used to determine benefit obligations at December 31, 2008, 2007, and 2006:

	2008	2007	2006
Discount rate	5.75%	6.00%	5.75%
Rate of compensation increase	4.75%	5.00%	4.75%

Weighted-average assumptions used to determine net periodic cost for years ended December 31, 2008, 2007, and 2006:

	2008	2007	2006
Discount rate	6.00%	5.75%	5.50%
Expected long-term return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	5.00%	4.75%	4.50%

The expected long-term rate of return was estimated using market benchmarks by which the plan assets would outperform the market value in the future, based on historical experience adjusted for changes in asset allocation and expectations for overall lower future returns on similar investments compared to past periods.

Plan Assets

The Plan's weighted-average asset allocations at December 31, 2008 and 2007 by asset category are as follows:

Asset Category	2008	2007
Cash	0.3%	0.2%
Fixed income securities	39.2%	39.6%
Equity	60.5%	60.2%
Total	100.0%	100.0%

The investment objective for the Plan is to maximize total return with tolerance for slightly above average risk, meaning the fund is able to tolerate short-term volatility to achieve above-average returns over the long term.

Asset allocation favors equities, with target allocation of approximately 60% equity securities, 37.5% fixed income securities and 2.5% cash. Due to volatility in the market, the target allocation is not always desirable and asset allocations will fluctuate between the acceptable ranges. The equity portfolio's exposure is primarily in mid and large capitalization domestic equities with limited exposure to small capitalization and international stocks.

It is management's intent to give the investment managers flexibility, within the overall guidelines, with respect to investment decisions and their timing. However, certain investments require specific review and approval by management. Management is also informed of anticipated, significant modifications of any previously approved investment, or anticipated use of derivatives to execute investment strategies.

The following benefit payments that reflect expected future service, as appropriate, are expected to be paid:

Estimated future benefit payments:

(In Thousands)

2009	$ 309
2010	330
2011	357
2012	528
2013	555
2014-2018	3,278
	$ 5,357

The company expects to contribute a minimum of $325,000 to its Pension Plan in 2009.

401(k) Savings Plan

The Company also offers a 401(k) savings plan in which eligible participating employees may elect to contribute up to a maximum percentage allowable not to exceed the limits of Code Sections 401(k), 404, and 415. The Company may make matching contributions equal to a discretionary percentage that is determined by the Board of Directors. Participants are at all times fully vested in their contributions and vest over a period of five years regarding the employer contribution. Contribution expense was approximately $97,000, $97,000, and $96,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

Deferred Compensation Plan

The Company has a deferred compensation plan whereby participating directors elect to forego directors' fees paid in cash. Under this plan, the Company will make payments for a ten-year period beginning at age 65 in most cases or at death, if earlier, at which time payments would be made to their designated beneficiaries.

To fund benefits under the deferred compensation plan, the Company has acquired bank-owned life insurance policies on the lives of the participating directors for which insurance benefits are payable to the Company. The Company incurred expenses related to the plan of $96,000, $85,000, and $69,000 for the years ended December 31, 2008, 2007, and 2006, respectively. Benefits paid under the plan were approximately $180,000, $125,000, and $122,000 in 2008, 2007, and 2006, respectively.

NOTE 12 - EMPLOYEE STOCK PURCHASE PLAN

Effective April 26, 2006, the Company implemented the Penns Woods Bancorp, Inc. 2006 Employee Stock Purchase Plan ("Plan"). The Plan is intended to encourage employee participation in the ownership and economic progress of the Company. The Plan allows for up to 1,000,000 shares to be purchased by employees. The purchase price of the shares is 95% of market value with an employee eligible to purchase up to the lesser of 15% of base compensation or $12,000 in market value annually. There were 3,264 and 3,090 shares issued under the plan for the years ended December 31, 2008 and 2007, respectively.

NOTE 13 - STOCK OPTIONS

In 1998, the Company adopted the 1998 Stock Option Plan ("1998 Plan") for key employees and directors. Incentive stock options and nonqualified stock options may be granted to eligible employees of the Bank and nonqualified options may be granted to directors of the Company. Incentive nonqualified stock options granted under the 1998 Plan may be exercised not later than ten years after the date of grant. Each option granted under the 1998 Plan shall be exercisable only after the expiration of six months following the date of grant of such options.

A summary of the status of the Company's common stock option plans are presented below:

	2008		2007	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	10,913	$ 37.60	11,972	$ 37.41
Granted	—	—	—	—
Exercised	(330)	31.82	(330)	24.72
Forfeited	(8,603)	39.97	(729)	40.29
Outstanding, end of year	1,980	$ 28.27	10,913	$ 37.60
Options exercisable at year-end	1,980	$ 28.27	10,913	$ 37.60

The following table summarizes information about nonqualified and incentive stock options outstanding at December 31, 2008:

	Outstanding			Exercisable	
Exercise Price	Shares	Average Life	Average Exercise Price	Shares	Average Exercise Price
$ 31.82	990	1	$ 31.82	990	$ 31.82
24.72	990	2	24.72	990	24.72

NOTE 14 - RELATED PARTY TRANSACTIONS

Certain directors and executive officers of the Company and the Bank, including their immediate families and companies in which they are principal owners (more than ten percent), are indebted to the Company. Such indebtedness was incurred in the ordinary course of business on the same terms and at those rates prevailing at the time for comparable transactions with others.

A summary of loan activity with executive officers, directors, principal shareholders, and associates of such persons is listed below for the years ended December 31, 2008 and 2007:

(In Thousands)	Beginning Balance	Additions	Payments	Other Changes	Ending Balance
2008	$ 9,335	$ 1,626	$ 1,776	$ 243	$ 8,942
2007	9,742	1,711	2,118	—	9,335

Deposits from related parties held by the Bank amounted to $7,377,000 at December 31, 2008 and $7,796,000 at December 31, 2007.

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES

The following schedule shows future minimum rental payments under operating leases with noncancellable terms in excess of one year as of December 31, 2008:

(In Thousands)		
2009	$	387
2010		383
2011		317
2012		296
2013		227
Thereafter		1,703
Total	$	3,313

The Company's operating lease obligations represent short and long-term lease and rental payments for facilities. Total rental expense for all operating leases for the years ended December 31, 2008, 2007, and 2006 were $406,000, $423,000, and $380,000.

The Company is subject to lawsuits and claims arising out of its business. There are no such legal proceedings or claims currently pending or threatened other than those encountered during the normal course of business.

NOTE 16 - OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit, interest rate, or liquidity risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments express the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company may require collateral or other security to support financial instruments with off-balance sheet credit risk.

Financial instruments whose contract amounts represent credit risk are as follows at December 31, 2008 and 2007:

(In Thousands)	2008	2007
Commitments to extend credit	$ 85,871	$ 74,349
Standby letters of credit	841	974

Commitments to extend credit are legally binding agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, on an extension of credit is based on management's credit assessment of the counterparty.

Standby letters of credit represent conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These instruments are issued primarily to support bid or performance related contracts. The coverage period for these instruments is typically a one year period with an annual renewal option subject to prior approval by management. Fees earned from the issuance of these letters are recognized upon expiration of the coverage period. For secured letters of credit, the collateral is typically Bank deposit instruments or customer business assets.

NOTE 17 - CAPITAL REQUIREMENTS

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2008 and 2007, the Federal Deposit Insurance Corporation ("FDIC") categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 leverage capital ratios must be at least 10%, 6%, and 5%, respectively.

The Company's and the Bank's actual capital ratios are presented in the following tables, which shows that both met all regulatory capital requirements.

Consolidated Company

(In Thousands)	2008			2007		
		Amount	Ratio		Amount	Ratio
Total Capital (to Risk-weighted Assets)						
Actual	$	66,891	16.0%	$	70,381	18.0%
For Capital Adequacy Purposes		33,410	8.0		31,280	8.0
To Be Well Capitalized		41,763	10.0		39,100	10.0
Tier 1 Capital (to Risk-weighted Assets)						
Actual	$	62,540	15.0%	$	66,251	16.9%
For Capital Adequacy Purposes		16,705	4.0		15,640	4.0
To Be Well Capitalized		25,058	6.0		23,460	6.0
Tier 1 Capital (to Average Assets)						
Actual	$	62,540	9.7%	$	66,251	10.8%
For Capital Adequacy Purposes		25,773	4.0		24,664	4.0
To Be Well Capitalized		32,216	5.0		30,830	5.0

Bank

(In Thousands)	2008			2007		
		Amount	Ratio		Amount	Ratio
Total Capital (to Risk-weighted Assets)						
Actual	$	56,876	13.9%	$	57,295	15.1%
For Capital Adequacy Purposes		32,799	8.0		30,350	8.0
To Be Well Capitalized		40,998	10.0		37,938	10.0
Tier 1 Capital (to Risk-weighted Assets)						
Actual	$	52,520	12.8%	$	53,165	14.0%
For Capital Adequacy Purposes		16,399	4.0		15,175	4.0
To Be Well Capitalized		24,599	6.0		22,763	6.0
Tier 1 Capital (to Average Assets)						
Actual	$	52,520	8.3%	$	53,165	8.8%
For Capital Adequacy Purposes		25,423	4.0		24,124	4.0
To Be Well Capitalized		31,778	5.0		30,155	5.0

NOTE 18 - REGULATORY RESTRICTIONS

The Pennsylvania Banking Code restricts the availability of capital funds for payment of dividends by all state-chartered banks to the additional paid in capital of the Bank. Accordingly, at December 31, 2008, the balance in the additional paid in capital account totaling $11,657,000 is unavailable for dividends.

The Bank is subject to regulatory restrictions, which limit its ability to loan funds to Penns Woods Bancorp, Inc. At December 31, 2008, the regulatory lending limit amounted to approximately $8,531,000.

Cash and Due from Banks

Included in cash and due from banks are reserves required by the district Federal Reserve Bank of $1,046,000 and $1,009,000 at December 31, 2008 and 2007, respectively. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These are held in the form of cash on hand and a balance maintained directly with the Federal Reserve Bank.

NOTE 19 - FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted the provisions of FAS No. 157, Fair Value Measurements, for financial assets and financial liabilities. FAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. The FASB issued Staff Position No. 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, which removed leasing transactions accounted for under FAS No. 13 and related guidance from the scope of FAS No. 157. The FASB also issued Staff Position No.157-2, Partial Deferral of the Effective Date of Statement 157, which deferred the effective date of FAS No. 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008.

FAS No. 157 establishes a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by FAS No. 157 hierarchy are as follows:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III: Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The following table presents the assets reported on the balance sheet at their fair value as of December 31, 2008, by level within the fair value hierarchy. As required by FAS No. 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(In Thousands)	December 31, 2008			
	Level I	Level II	Level III	Total
Assets:				
Investment securities, available for sale	$ 13,269	$ 194,982	$	$ 208,251

NOTE 20 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company is required to disclose estimated fair values for its financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Also, it is the Company's general practice and intention to hold most of its financial instruments to maturity and not to engage in trading or sales activities. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions can significantly affect the estimates.

Estimated fair values have been determined by the Company using historical data and an estimation methodology suitable for each category of financial instruments. The Company's fair value estimates, methods, and assumptions are set forth below for the Company's other financial instruments.

As certain assets and liabilities, such as deferred tax assets, premises and equipment, and many other operational elements of the Company, are not considered financial instruments but have value, this estimated fair value of financial instruments would not represent the full market value of the Company.

The estimated fair values of the Company's financial instruments are as follows at December 31, 2008 and 2007:

(In Thousands)	2008		2007	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and cash equivalents	$ 16,581	$ 16,581	$ 15,433	$ 15,433
Investment securities:				
Available for sale	208,251	208,251	214,455	214,455
Held to maturity	135	136	277	279
Loans held for sale	3,622	3,622	4,214	4,214
Loans, net	377,122	380,771	356,348	357,628
Bank-owned life insurance	14,546	14,546	12,375	12,375
Accrued interest receivable	3,614	3,614	3,343	3,343
Financial liabilities:				
Interest-bearing deposits	$ 345,333	$ 347,657	$ 314,351	$ 314,501
Noninterest-bearing deposits	76,035	76,035	74,671	74,671
Short-term borrowings	73,946	73,946	55,315	55,315
Long-term borrowings, FHLB	86,778	88,188	106,378	106,154
Accrued interest payable	1,317	1,317	1,744	1,744

Cash and Cash Equivalents, Loans Held for Sale, Accrued Interest Receivable, Short-term Borrowings, and Accrued Interest Payable:
The fair value is equal to the carrying value.

Investment Securities:
The fair value of investment securities available for sale and held to maturity is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities. Regulatory stocks' fair value is equal to the carrying value.

Loans:
Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential real estate, construction real estate, and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions.

Fair value for significant nonperforming loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discounted rates are judgmentally determined using available market information and specific borrower information.

Bank-Owned Life Insurance:
The fair value is equal to the cash surrender value of the life insurance policies.

Deposits:
The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW, and money market accounts, is equal to the amount payable on demand as of December 31, 2008 and 2007. The fair value of certificates of deposit is based on the discounted value of contractual cash flows.

The fair value estimates above do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market, commonly referred to as the core deposit intangible.

Long Term Borrowings:
The fair value of long term borrowings is based on the discounted value of contractual cash flows.

Commitments to Extend Credit, Standby Letters of Credit, and Financial Guarantees Written:
There is no material difference between the notional amount and the estimated fair value of off-balance sheet items at December 31, 2008 and 2007. The contractual amounts of unfunded commitments and letters of credit are presented in Note 16.

NOTE 21 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

Condensed financial information for Penns Woods Bancorp, Inc. follows:

CONDENSED BALANCE SHEET, DECEMBER 31,

(In Thousands)	2008	2007
ASSETS:		
Cash	$ 94	$ 15
Investment in subsidiaries:		
Bank	49,327	56,971
Nonbank	11,463	13,473
Other assets	225	234
Total assets	$ 61,109	$ 70,693
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Other liabilities	$ 82	$ 134
Shareholders' equity	61,027	70,559
Total liabilities and shareholders' equity	$ 61,109	$ 70,693

CONDENSED STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

(In Thousands)	2008	2007	2006
Operating income:			
Dividends from subsidiaries	$ 8,763	$ 8,039	$ 9,890
Equity in undistributed net income of subsidiaries	(485)	1,152	53
Operating expenses	(275)	(314)	(296)
Net income	$ 8,003	$ 8,877	$ 9,647

CONDENSED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

(In Thousands)	2008	2007	2006
OPERATING ACTIVITIES:			
Net income	$ 8,003	$ 8,877	$ 9,647
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of subsidiaries	485	(1,152)	(53)
Other, net	(43)	67	(30)
Net cash provided by operating activities	8,445	7,792	9,564
INVESTING ACTIVITIES:			
Investment in subsidiaries		—	—
FINANCING ACTIVITIES:			
Dividends paid	(7,096)	(6,953)	(6,802)
Issuance of common stock	90	99	49
Stock options exercised	11	8	—
Purchase of treasury stock	(1,371)	(972)	(2,929)
Net cash used in financing activities	(8,366)	(7,818)	(9,682)
NET INCREASE (DECREASE) IN CASH	79	(26)	(118)
CASH, BEGINNING OF YEAR	15	41	159
CASH, END OF YEAR	$ 94	$ 15	$ 41

NOTE 22 - CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

(In Thousands, Except Per Share Data)	For the Three Months Ended			
2008	**March 31,**	**June 30,**	**Sept. 30,**	**Dec. 31,**
Interest income	$ 9,048	$ 8,936	$ 9,108	$ 9,016
Interest expense	4,167	3,780	3,595	3,290
Net interest income	4,881	5,156	5,513	5,726
Provision for loan losses	60	60	110	145
Non-interest income	1,876	1,872	1,976	1,763
Securities gains (losses), net	38	(251)	(1,504)	(314)
Non-interest expense	4,445	4,511	4,451	4,542
Income before income tax provision	2,290	2,206	1,424	2,488
Income tax provision (benefit)	159	149	(128)	225
Net income	$ 2,131	$ 2,057	$ 1,552	$ 2,263
Earnings per share - basic	$ 0.55	$ 0.53	$ 0.40	$ 0.59
Earnings per share - diluted	$ 0.55	$ 0.53	$ 0.40	$ 0.59

(In Thousands, Except Per Share Data)	For the Three Months Ended			
2007	**March 31,**	**June 30,**	**Sept. 30,**	**Dec. 31,**
Interest income	$ 8,679	$ 8,793	$ 8,977	$ 9,500
Interest expense	3,939	3,999	4,112	4,397
Net interest income	4,740	4,794	4,865	5,103
Provision for loan losses	40	10	10	90
Non-interest income	1,648	1,893	2,006	1,985
Securities gains (losses), net	326	293	—	(673)
Non-interest expense	4,128	4,340	4,430	4,418
Income before income tax provision	2,546	2,630	2,431	1,907
Income tax provision (benefit)	265	295	109	(32)
Net income	$ 2,281	$ 2,335	$ 2,322	$ 1,939
Earnings per share - basic	$ 0.59	$ 0.60	$ 0.59	$ 0.50
Earnings per share - diluted	$ 0.59	$ 0.60	$ 0.59	$ 0.50

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations

RESULTS OF OPERATIONS

NET INTEREST INCOME

Net interest income is determined by calculating the difference between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities. To compare the tax-exempt asset yields to taxable yields, amounts are adjusted to taxable equivalents based on the marginal corporate federal tax rate of 34%. The tax equivalent adjustments to net interest income for 2008, 2007, and 2006 were $2,714,000, $2,410,000, and $2,245,000, respectively.

2008 vs 2007

Reported net interest income increased $1,774,000 or 9.10% to $21,276,000 for the year ended December 31, 2008 compared to the year ended December 31, 2007, although the yield on earning assets decreased to 6.68% from 6.91%, respectively. On a tax equivalent basis the change in net interest income was an increase of $2,078,000 or 9.48% to $23,990,000 for the year ended December 31, 2008 compared to the year ended December 31, 2007. Total interest income increased $159,000 primarily due to growth in the average balance of the loan and securities portfolios. The increase in earning asset volume compensated for the negative impact on earning asset yields caused by the rate reductions enacted by the Federal Open Markets Committee ("FOMC"). Interest income recognized on the loan portfolio decreased $871,000 as a portion of the portfolio repriced downward due to the FOMC actions that lowered the prime rate from 7.25% at December 31, 2007 to 3.25% at December 31, 2008 coupled with the market dictating that new loan generation occurred at lower rates than during 2007. Interest and dividend income generated from the investment portfolio and interest bearing cash deposits increased $1,030,000. The increase was the result of the yield on the investment portfolio increasing 12 basis points ("bp") while the average balance of the investment portfolio increased by $17,067,000. The majority of the increase in the securities portfolio was from a leverage strategy undertaken during the second half of 2007.

Interest expense decreased $1,615,000 to $14,832,000 for the year ended December 31, 2008 as compared to 2007. Leading the decrease in interest expense was a decline of 11.70% or $1,281,000 related to deposits. The FOMC actions noted previously together with a strategic shortening of the duration of the portfolio led to an 81 bp decline in the rate paid on time deposits from 4.73% for the year ended December 31, 2007 to 3.92% for the year ended December 31, 2008 resulting in a $1,502,000 decline in expense. The economic turmoil experienced over the past year has led to a significant decline in short-term interest rates which has allowed for a 214 bp decline in the rate paid on short-term borrowings. Several long-term debt maturities paved the way for a decline in the rate paid on long-term borrowings of 23 bp to 4.39% for the year ended December 31, 2008 versus 4.62% for the year ended December 31, 2007.

2007 vs 2006

Reported net interest income decreased $41,000 or 0.21% to $19,502,000 for the year ended December 31, 2007 as compared to the year ended December 31, 2006 although the yield on earning assets increased to 6.91% from 6.70%, respectively. On a tax equivalent basis the change in net interest income was an increase of $124,000, which is primarily the result of the yield on investment securities increasing to 6.25% at December 31, 2007 from 5.93% at December 31, 2006. Total interest income increased 6.5% or $2,196,000 primarily due to growth in the average balance of the loan portfolio of $8,688,000 coupled with an increase in the loan yield to 7.27% at December 31, 2007 from 7.10% at December 31, 2006. Interest and dividend income generated from the investment portfolio and interest bearing cash deposits increased $975,000. The increase was the result of the yield on the investment portfolio increasing 32 basis points while the average balance of the investment portfolio increased by $8,749,000.

Interest expense increased $2,237,000 to $16,447,000 for the year ended December 31, 2007 as compared to 2006. The majority of the increase, 91% or $2,043,000, is related to increased levels of average deposits and increased rates being paid on deposit accounts, which had an average rate paid of 3.35% and 2.88% for the years ended December 31, 2007 and 2006, respectively. The increases were driven by market competition and rate increases enacted throughout 2006 by the FOMC resulting in a higher average prime rate during 2007 than 2006. Interest expense related to time deposits increased $2,121,000 as the average rate paid on time deposits increased to 4.73% from 4.11% for the year ended December 31, 2006. The increase in time deposit rates was the result of competitive pressure, FOMC rate increases, rate specials related to the opening of a new branch and the one year anniversary of a second, and incentive to customers to invest in short-term time deposits. In addition, the average balance in time deposits increased $21,508,000 due to the before mentioned rate specials, transfer of dollars from transaction accounts due to the increasing rate disparity between products, and the use of brokered deposits to limit the reliance on short-term FHLB funding.

The rate paid on borrowings increased to 4.57% from 4.50% for the year ended December 31, 2007. The increase in rate resulted in interest expense on borrowings increasing $194,000 with the majority of the increase occurring in the short-term borrowing category. The short-term borrowing rate increased 11 basis points to 4.45% due to the FOMC rate increases since the start of 2006. Interest expense associated with long-term borrowings increased $58,000 due to the average balance of long-term FHLB borrowings increasing $253,000 and a weighted average interest rate on the long-term debt increase of 6 basis points to 4.62% at December 31, 2007.

AVERAGE BALANCES AND INTEREST RATES

The following tables set forth certain information relating to the Company's average balance sheet and reflect the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

(Dollars In Thousands)	2008		
	Average Balance	Interest	Average Rate
ASSETS:			
Tax-exempt loans	$ 9,230	$ 603	6.53%
All other loans	361,945	24,830	6.86%
Total loans	371,175	25,433	6.85%
Taxable securities	104,245	6,008	5.76%
Tax-exempt securities	106,030	7,380	6.96%
Total securities	210,275	13,388	6.37%
Interest-bearing deposits	10	1	10.00%
Total interest-earning assets	581,460	38,822	6.68%
Other assets	50,779		
Total assets	$ 632,239		
LIABILITIES:			
Savings	$ 60,324	443	0.73%
Super Now deposits	52,117	658	1.26%
Money market deposits	30,921	699	2.26%
Time deposits	200,572	7,870	3.92%
Total deposits	343,934	9,670	2.81%
Short-term borrowings	50,545	1,181	2.31%
Long-term borrowings	89,256	3,981	4.39%
Total borrowings	139,801	5,162	3.64%
Total interest-bearing liabilities	483,735	14,832	3.05%
Demand deposits	73,618		
Other liabilities	8,282		
Shareholders' equity	66,604		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 632,239		
Interest rate spread			3.63%
Net interest income/margin		$ 23,990	4.14%

- Fees on loans are included with interest on loans. Loan fees are included in interest income as follows: 2008-$472,000, 2007-$453,000, 2006-$478,000.
- Information on this table has been calculated using average daily balance sheets to obtain average balances.
- Nonaccrual loans have been included with loans for the purpose of analyzing net interest earnings.
- Income and rates on a fully taxable equivalent basis include an adjustment for the difference between annual income from tax-exempt obligations and the taxable equivalent of such income at the standard 34% tax rate.

	2007			2006		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	$ 7,857	$ 485	6.17%	$ 8,173	$ 503	6.15%
	353,528	25,779	7.29%	344,524	24,545	7.12%
	361,385	26,264	7.27%	352,697	25,048	7.10%
	93,480	5,474	5.86%	91,767	4,837	5.27%
	99,728	6,602	6.62%	92,692	6,102	6.58%
	193,208	12,076	6.25%	184,459	10,939	5.93%
	345	19	5.51%	152	11	7.24%
	554,938	38,359	6.91%	537,308	35,998	6.70%
	42,602			40,413		
	$ 597,540			$ 577,721		
	$ 58,710	428	0.73%	$ 61,958	509	0.82%
	46,596	611	1.31%	47,294	655	1.38%
	23,920	540	2.26%	23,905	493	2.06%
	198,029	9,372	4.73%	176,521	7,251	4.11%
	327,255	10,951	3.35%	309,678	8,908	2.88%
	36,816	1,639	4.45%	34,612	1,503	4.34%
	83,490	3,857	4.62%	83,237	3,799	4.56%
	120,306	5,496	4.57%	117,849	5,302	4.50%
	447,561	16,447	3.67%	427,527	14,210	3.32%
	69,953			69,668		
	6,924			5,899		
	73,102			74,627		
	$ 597,540			$ 577,721		
			3.24%			3.38%
		$ 21,912	3.95%		$ 21,788	4.06%

Reconcilement of Taxable Equivalent Net Interest Income

	2008	2007	2006
Total interest income	$ 36,108	$ 35,949	$ 33,753
Total interest expense	14,832	16,447	14,210
Net interest income	21,276	19,502	19,543
Tax equivalent adjustment	2,714	2,410	2,245
Net interest income (fully taxable equivalent)	$ 23,990	$ 21,912	$ 21,788

Rate/Volume Analysis
The table below sets forth certain information regarding changes in our interest income and interest expense for the periods indicated. For interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate) and (ii) changes in rates (changes in rate multiplied by old average volume). Increases and decreases due to both interest rate and volume, which cannot be separated, have been allocated proportionally to the change due to volume and the change due to interest rate. Income and interest rates are on a taxable equivalent basis.

(In Thousands)	Year Ended December 31,					
	2008 vs 2007 Increase (Decrease) Due to			2007 vs 2006 Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
Interest income:						
Loans, tax-exempt	$ 92	$ 26	$ 118	$ (20)	$ 2	$ (18)
Loans	638	(1,587)	(949)	650	584	1,234
Taxable investment securities	621	(87)	534	88	549	637
Tax-exempt investment securities	532	246	778	466	34	500
Interest-bearing deposits	(27)	9	(18)	12	(4)	8
Total interest-earning assets	1,856	(1,393)	463	1,196	1,165	2,361
Interest expense:						
Savings deposits	12	3	15	(30)	(51)	(81)
Super Now deposits	71	(24)	47	(10)	(34)	(44)
Money market deposits	158	1	159	—	47	47
Time deposits	119	(1,621)	(1,502)	344	1,777	2,121
Short-term borrowings	484	(942)	(458)	100	36	136
Long-term borrowings	260	(136)	124	12	46	58
Total interest-bearing liabilities	1,104	(2,719)	(1,615)	416	1,821	2,237
Change in net interest income	$ 752	$ 1,326	$ 2,078	$ 780	$ (656)	$ 124

PROVISION FOR LOAN LOSSES

2008 vs 2007
The provision for loan losses is based upon management's quarterly review of the loan portfolio. The purpose of the review is to assess loan quality, identify impaired loans, analyze delinquencies, ascertain loan growth, evaluate potential charge-offs and recoveries, and assess general economic conditions in the markets served. An external independent loan review is also performed annually for the Bank. Management remains committed to an aggressive program of problem loan identification and resolution.

The allowance is calculated by applying loss factors to outstanding loans by type, excluding loans for which a specific allowance has been determined. Loss factors are based on management's consideration of the nature of the portfolio segments, changes in mix and volume of the loan portfolio, and historical loan loss experience. In addition, management considers industry standards and trends with respect to nonperforming loans and its knowledge and experience with specific lending segments.

Although management believes that it uses the best information available to make such determinations and that the allowance for loan losses is adequate at December 31, 2008, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy or employment and delays in receiving financial information from borrowers could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions and reductions in interest income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review the Bank's loan loss allowance adequacy. The banking regulators could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.

The allowance for loan losses increased from $4,130,000 at December 31, 2007 to $4,356,000 at December 31, 2008. At December 31, 2008, allowance for loan losses was 1.14% of total loans compared to 1.15% of total loans at December 31, 2007.

The provision for loan losses totaled $375,000 for the year ended December 31, 2008 compared to $150,000 for the year ended December 31, 2007. Management concluded that the increase of the provision was appropriate when considering the gross loan growth experienced during 2008 of $21,000,000 coupled with net charge-offs to average loans for the year ended December 31, 2008 of 0.04%. Utilizing both internal and external resources, as noted, senior management has concluded that the allowance for loan losses remains at a level adequate to provide for probable losses inherent in the loan portfolio.

2007 vs 2006
The allowance for loan losses decreased 1.31% or $55,000 from December 31, 2006 after net charge-offs of $205,000 contributed to a year-end 2007 allowance for loan losses of $4,130,000 or 1.15% of total loans. Based upon this analysis, as well as the others noted above, senior management concluded that the allowance for loan losses was at a level adequate to provide for probable losses inherent in the loan portfolio at December 31, 2007.

Following is a table showing the changes in the allowance for loan losses for the years ended December 31, 2008, 2007, 2006, 2005, and 2004:

(In Thousands)	2008	2007	2006	2005	2004
Balance at beginning of period	$ 4,130	$ 4,185	$ 3,679	$ 3,338	$ 3,069
Charge-offs:					
Real estate	48	—	50	132	121
Commercial and industrial	51	103	28	206	50
Installment loans to individuals	214	201	249	108	112
Total charge-offs	313	304	327	446	283
Recoveries:					
Real estate	17	13	68	45	50
Commercial and industrial	60	1	40	8	4
Installment loans to individuals	87	85	90	14	33
Total recoveries	164	99	198	67	87
Net charge-offs	149	205	129	379	196
Additions charged to operations	375	150	635	720	465
Balance at end of period	$ 4,356	$ 4,130	$ 4,185	$ 3,679	$ 3,338
Ratio of net charge-offs during the period to average loans outstanding during the period	0.04%	0.06%	0.04%	0.11%	0.06%

NON-INTEREST INCOME

2008 vs 2007

Total non-interest income decreased $2,022,000 from the year ended December 31, 2007 to 2008. Excluding security losses, non-interest income decreased $45,000. Service charges increased as overdraft protection fees increased $100,000 and offset customer migrations to checking accounts having reduced or no service charges. Earnings on bank-owned life insurance increased as additional policies were purchased. Insurance commissions decreased due to the general economic downturn, which has led to a decrease in volume of sales. Management of The M Group continues to pursue new and build upon current relationships. However, the sales cycle for insurance and investment products can take typically from six months to one year or more to complete. The increase in other income was primarily due to increases in revenues from debit card transactions, merchant card commissions, and title insurance.

(In Thousands)	2008		2007		Change	
	Amount	% Total	Amount	% Total	Amount	%
Deposit service charges	$ 2,289	41.95 %	$ 2,246	30.03 %	$ 43	1.91 %
Securities (losses) gains, net	(2,031)	(37.23)	(54)	(0.72)	(1,977)	3,661.11
Bank-owned life insurance	472	8.65	410	5.48	62	15.12
Gain on sale of loans	882	16.17	921	12.32	(39)	(4.23)
Insurance commissions	1,928	35.34	2,222	29.72	(294)	(13.23)
Other income	1,916	35.12	1,733	23.17	183	10.56
Total non-interest income	$ 5,456	100.00 %	$ 7,478	100.00 %	$ (2,022)	(27.04)%

2007 vs 2006

Total non-interest income decreased $1,551,000 from the year ended December 31, 2007 to 2006. Excluding security (losses) gains and the gain on sale of loans, non-interest income increased $114,000. Service charges decreased $120,000 as overdraft protection fees declined and customers migrated to new checking accounts having reduced or no service charges. Earnings on bank-owned life insurance increased $36,000. Insurance commissions decreased $59,000 due to a reduction in the overall commission from the underwriter that The M Group receives on each insurance contract written. The increase in other income was primarily due to increases in revenues from debit card transactions, merchant card commissions, and commissions generated by The M Group for securities transactions.

(In Thousands)	2007		2006		Change	
	Amount	% Total	Amount	% Total	Amount	%
Deposit service charges	$ 2,246	30.03 %	$ 2,366	26.20 %	$ (120)	(5.07)%
Securities (losses) gains, net	(54)	(0.72)	1,679	18.60	(1,733)	(103.22)
Bank-owned life insurance	410	5.48	374	4.14	36	9.63
Gain on sale of loans	921	12.32	853	9.45	68	7.97
Insurance commissions	2,222	29.72	2,281	25.26	(59)	(2.59)
Other income	1,733	23.17	1,476	16.35	257	17.41
Total non-interest income	$ 7,478	100.00 %	$ 9,029	100.00 %	$ (1,551)	(17.18)%

NON-INTEREST EXPENSE

2008 vs 2007

Total non-interest expenses increased $633,000 from the year ended December 31, 2007 to December 31, 2008. Salaries and employee benefits increased due to several factors including standard cost of living wage adjustments for employees, increased benefit costs, and expenses associated with the post-retirement segment of split-dollar bank owned life insurance. Pennsylvania shares tax decreased due to tax credits associated with an investment in low income housing within the Lycoming County market. Other expenses increased primarily due to increases in legal and insurance costs coupled with our continued emphasis on giving back to the communities that we serve resulting in a doubling of donations during 2008 compared to 2007.

(In Thousands)	2008		2007		Change	
	Amount	% Total	Amount	% Total	Amount	%
Salaries and employee benefits	$ 9,634	53.67 %	$ 9,078	52.43 %	$ 556	6.12 %
Occupancy, net	1,288	7.18	1,306	7.54	(18)	(1.38)
Furniture and equipment	1,182	6.59	1,126	6.50	56	4.97
Pennsylvania shares tax	421	2.35	643	3.71	(222)	(34.53)
Amortization of investment in limited partnership	712	3.97	761	4.39	(49)	(6.44)
Other expenses	4,712	26.24	4,402	25.43	310	7.04
Total non-interest expense	$ 17,949	100.00 %	$ 17,316	100.00 %	$ 633	3.66 %

2007 vs 2006

Total non-interest expenses increased $987,000 from the year ended December 31, 2006 to December 31, 2007. Salaries and employee benefits increased by $245,000 and were attributed to several factors including standard cost of living wage adjustments for employees, full year impact of the Montoursville branch, and increased benefit costs. Occupancy expense increased due to the new branch in Montoursville, which opened in the third quarter of 2006, and increased cost of maintenance and property taxes. Amortization increase attributed to low income housing partnership that began operation during the fourth quarter of 2006.

(In Thousands)	2007		2006		Change	
	Amount	% Total	Amount	% Total	Amount	%
Salaries and employee benefits	$ 9,078	52.43 %	$ 8,833	54.09 %	$ 245	2.77 %
Occupancy, net	1,306	7.54	1,137	6.96	169	14.86
Furniture and equipment	1,126	6.50	1,201	7.36	(75)	(6.24)
Pennsylvania shares tax	643	3.71	598	3.66	45	7.53
Amortization of investment in limited partnership	761	4.39	245	1.50	516	210.61
Other expenses	4,402	25.43	4,315	26.43	87	2.02
Total non-interest expense	$ 17,316	100.00 %	$ 16,329	100.00 %	$ 987	6.04 %

INCOME TAXES

2008 vs 2007

The provision for income taxes for the year ended December 31, 2008 resulted in an effective income tax rate of 4.8% compared to 6.7% for 2007. This decrease is the result of the continued shift in the investment portfolio from taxable mortgage-backed bonds to tax-exempt municipal bonds coupled with the recognition of tax credits related to low income housing partnerships investments.

2007 vs 2006

The provision for income taxes for the year ended December 31, 2007 resulted in an effective income tax rate of 6.7% compared to 16.9% for 2006. This decrease is the result of a shift in the investment portfolio from taxable mortgage-backed bonds to tax-exempt municipal bonds coupled with the receipt of tax credits related to low income housing partnerships investments.

FINANCIAL CONDITION

INVESTMENTS

2008

The estimated fair value of the investment portfolio decreased $6,346,000 or 2.96% from December 31, 2007 to 2008, while the amortized cost increased $3,241,000 over the same period. The majority of the changes in value occurred within the state and municipal segment of the portfolio. The amortized cost position in state and political securities increased $22,607,000 as the Bank continued to build call protection, maintain taxable equivalent yields, reduce the effective federal income tax rate, and invest in communities across the Commonwealth of Pennsylvania and the country. The amortized cost position of U.S. Government and agency securities decreased $15,934,000 due to the focus on building the municipal bond segment of the portfolio. The increased level of unrealized losses, which offset the increase in amortized cost, was the result of changes in the yield curve and illiquid markets, not credit quality, as the credit quality of the portfolio remained sound.

2007

The estimated fair value of the investment portfolio increased $29,429,000 or 15.77% from December 31, 2006 to 2007, while the amortized cost increased $35,762,000 over the same period. The majority of the changes in value occurred within the state and municipal segment of the portfolio. The amortized cost position in state and political securities increased $14,993,000 as the Bank continued to build call protection, maintain taxable equivalent yields, reduce the effective federal income tax rate, and invest in communities across the Commonwealth of Pennsylvania and the country. The amortized cost position of other debt securities increased $13,919,000 as the Bank began a new leverage transaction to enhance net interest income, return on average assets, and return on average equity. The increased level of unrealized losses, which offset the increase in amortized cost, was the result of changes in the yield curve, not credit quality, as the credit quality of the portfolio remained sound.

The carrying amounts of investment securities at the dates indicated are summarized as follows for the years ended December 31, 2008, 2007, and 2006:

(In Thousands)	2008		2007		2006	
	Balance	% Portfolio	Balance	% Portfolio	Balance	% Portfolio
U.S. Government agencies:						
Held to maturity	$ 10	0.00%	$ 14	0.01%	$ 26	0.01%
Available for sale	47,586	22.84%	62,904	29.29%	54,152	29.20%
State and political subdivisions (tax-exempt):						
Held to maturity			—	—	—	—
Available for sale	103,173	49.51%	107,314	49.98%	103,057	55.56%
State and political subdivisions (taxable):						
Held to maturity	—	—	—	—	—	—
Available for sale	28,668	13.76%	10,501	4.89%	2,889	1.56%
Other bonds, notes and debentures:						
Held to maturity	125	0.06%	263	0.12%	257	0.14%
Available for sale	15,554	7.46%	15,767	7.34%	2,024	1.09%
Total bonds, notes and debentures	195,116	93.63%	196,763	91.63%	162,405	87.56%
Corporate stock - Available for sale	13,270	6.37%	17,969	8.37%	23,078	12.44%
Total	$ 208,386	100.00%	$ 214,732	100.00%	$ 185,483	100.00%

The following table shows the maturities and repricing of investment securities, at amortized cost and the weighted average yields (for tax-exempt obligations on a fully taxable basis assuming a 34% tax rate) of such at December 31, 2008:

(In Thousands)	Within One Year	After one But within Five years	After five But within Ten years	After Ten Years	Amortized Cost Total
U.S. Government agencies:					
HTM Amount	$	$	$	$ 10	$ 10
Yield				8.95%	8.95%
AFS Amount				46,452	46,452
Yield				5.79%	5.79%
State and political subdivisions (tax-exempt):					
HTM Amount					
Yield					
AFS Amount			416	110,654	111,070
Yield			8.95%	6.61%	6.62%
State and political subdivisions (taxable):					
HTM Amount					
Yield					
AFS Amount				31,188	31,188
Yield				5.94%	5.94%
Other bonds, notes and debentures:					
HTM Amount	25	100			125
Yield	5.55%	6.55%			6.35%
AFS Amount		75	2	16,339	16,416
Yield		2.89%	2.37%	6.26%	6.24%
Total Amount	$ 25	$ 175	$ 418	$ 204,643	$ 205,261
Total Yield	5.55%	4.98%	8.92%	6.29%	6.30%
Equity Securities					$ 16,429
Total Investment Portfolio Value					$ 221,690
Total Investment Portfolio Yield					$ 5.83%

All yields represent weighted average yields expressed on a tax equivalent basis. They are calculated on the basis of the cost, adjusted for amortization of premium and accretion of discount, and effective yields weighted for the scheduled maturity of each security. The taxable equivalent adjustment represents the difference between annual income from tax-exempt obligations and the taxable equivalent of such income at the standard 34% tax rate (derived by dividing tax-exempt interest by 66%).

LOAN PORTFOLIO

2008

Gross loans of $381,478,000 at December 31, 2008 represented an increase of $21,000,000 from December 31, 2007. The continued emphasis on well collateralized real estate loans resulted in real estate secured loans increasing $17,039,000 from December 31, 2007 to 2008. The success in carrying out this long term strategy has played a significant role in limiting net charge-offs for 2008 to 0.04% of average loans. Despite the softening economy, the Bank has increased outstanding loans while maintaining its lending practices and is capitalizing on opportunities because larger regional banks have withdrawn, in part, from select market segments.

2007

Gross loans of $360,478,000 at December 31, 2007 represented an increase of $94,000 from December 31, 2006. The continued emphasis on well collateralized real estate loans resulted in real estate secured loans increasing $1,991,000 from December 31, 2006 to 2007. The success in carrying out this long term strategy has played a significant role in limiting net charge-offs for 2007 to 0.06% of average loans. Commercial and agricultural loans declined due to the before mentioned emphasis on real estate secured loans versus equipment, receivables, or inventory secured loans.

The amounts of loans outstanding at the indicted dates are shown in the following table according to type of loan at December 31, 2008. 2007, 2006, 2005, and 2004:

(In Thousands)	2008	2007	2006	2005	2004
Commercial and agricultural	$ 40,602	$ 35,739	$ 36,995	$ 37,553	$ 31,100
Real estate mortgage:					
Residential	177,406	163,268	158,219	150,000	147,461
Commercial	136,158	132,943	135,404	127,131	123,757
Construction	15,838	16,152	16,749	10,681	8,365
Installment loans to individuals	12,487	13,317	14,035	14,135	14,918
Less: Net deferred loan fees	1,013	941	1,018	1,062	1,096
Gross loans	$ 381,478	$ 360,478	$ 360,384	$ 338,438	$ 324,505

The amounts of domestic loans at December 31, 2008 are presented below by category and maturity:

(In Thousands)	Real Estate	Commercial and Other	Installment Loan to Individuals	Total
Loans with floating interest rates:				
1 year or less	$ 18,770	$ 9,022	$ 2,317	$ 30,109
1 through 5 years	11,593	1,686	35	13,314
5 through 10 years	27,411	3,814	6	31,231
After 10 years	217,414	8,472	678	226,564
Total floating interest rate loans	275,188	22,994	3,036	301,218
Loans with predetermined interest rates:				
1 year or less	5,747	1,329	761	7,837
1 through 5 years	13,705	12,196	8,018	33,919
5 through 10 years	21,897	3,692	718	26,307
After 10 years	11,545	621	31	12,197
Total predetermined interest rate loans	52,894	17,838	9,528	80,260
Total	$ 328,082	$ 40,832	$ 12,564	$ 381,478

- The loan maturity information is based upon original loan terms and is not adjusted for "rollovers." In the ordinary course of business, loans maturing within one year may be renewed, in whole or in part, at interest rates prevailing at the date of renewal.
- Scheduled repayments are reported in maturity categories in which the payment is due.

The Bank does not make loans that provide for negative amortization nor do any loans contain conversion features. The Bank does not have any foreign loans outstanding at December 31, 2008.

ALLOWANCE FOR LOAN LOSSES

2008

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio, as of the consolidated balance sheet date. All loan losses are charged to the allowance and all recoveries are credited to it per the allowance method of providing for loan losses. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based upon management's quarterly review of the loan portfolio. The purpose of the review is to assess loan quality, identify impaired loans, analyze delinquencies, ascertain loan growth, evaluate potential charge-offs and recoveries, and assess general economic conditions in the markets served. An external independent loan review is also performed annually for the Bank. Management remains committed to an aggressive program of problem loan identification and resolution.

The allowance is calculated by applying loss factors to outstanding loans by type, excluding loans for which a specific allowance has been determined. Loss factors are based on management's consideration of the nature of the portfolio segments, changes in mix and volume of the loan portfolio, and historical loan loss experience. In addition, management considers industry standards and trends with respect to nonperforming loans and its knowledge and experience with specific lending segments.

Although management believes that it uses the best information available to make such determinations and that the allowance for loan losses is adequate at December 31, 2008, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy or employment, and delays in receiving financial information from borrowers could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions and reductions in interest income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review the Bank's allowance for loan losses. The banking agencies could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.

The allowance for loan losses increased from $4,130,000 at December 31, 2007 to $4,356,000 at December 31, 2008. At December 31, 2008, allowance for loan losses was 1.14% of total loans compared to 1.15% of total loans at December 31, 2007. This percentage is consistent with the Bank's historical experience and peer banks. Management's conclusion is that the allowance for loan losses is adequate to provide for probable losses inherent in its loan portfolio as of the balance sheet date.

Based on management's loan-by-loan review, the past performance of the borrowers, and current economic conditions, including recent business closures and bankruptcy levels, management does not anticipate any current losses related to nonaccrual, nonperforming, or classified loans above those that have already been considered in its overall judgment of the adequacy of the reserve.

2007

At December 31, 2007, the allowance for loan losses as a percent of total loans decreased to 1.15% from 1.16% at December 31, 2006. An increase in gross loans of $94,000 from $360,384,000 at December 31, 2006 to $360,478,000 at December 31, 2007 coupled with net charge-offs of $205,000 led to the slight decline in the allowance for loan losses as a percent of total loans.

NONPERFORMING LOANS

Nonaccrual loans increased $541,000 to $1,496,000 at December 31, 2008 as several commercial real estate relationships deteriorated in quality. Overall nonperforming loans increased $435,000 to $1,755,000 from fiscal year end 2007.

The following table presents information concerning nonperforming loans. The accrual of interest will be discontinued when the principal or interest of a loan is in default for 90 days or more, or as soon as payment is questionable, unless the loan is well secured and in the process of collection. Consumer loans and residential real estate loans secured by 1 to 4 family dwellings are not ordinarily subject to those guidelines. The reversal of previously accrued but uncollected interest applicable to any loan placed in a nonaccrual status and the treatment of subsequent payments of either principal or interest will be handled in accordance with U.S. generally accepted accounting principles. These principles do not require a write-off of previously accrued interest if principal and interest are ultimately protected by sound collateral values. A nonperforming loan may be restored to accruing status when:

1. Principal and interest is no longer due and unpaid;
2. It becomes well secured and in the process of collection;
3. Prospects for future contractual payments are no longer in doubt;

(In Thousands)	Total Nonperforming Loans		
	Nonaccrual	90 Days Past Due	Total
2008	$ 1,476	$ 259	$ 1,735
2007	955	365	1,320
2006	370	119	489
2005	540	63	603
2004	1,381	345	1,726
2003	827	429	1,256

The level of nonaccruing loans continues to fluctuate annually and is attributed to the various economic factors experienced both regionally and nationally. Overall; the portfolio is well secured with a majority of the balance making regular payments or scheduled to be satisfied in the near future. Presently, there are no significant amounts of loans where serious doubts exist as to the ability of the borrower to comply with the current loan payment terms which are not included in the nonperforming categories as indicated above.

Management's judgment in determining the amount of the additions to the allowance charged to operating expense considers the following factors:

1. Economic conditions and the impact on the loan portfolio.
2. Analysis of past loan charge-offs experienced by category and comparison to outstanding loans.
3. Problem loans on overall portfolio quality.
4. Reports of examination of the loan portfolio by the Pennsylvania State Department of Banking and the FDIC.

Allocation in the Allowance for Loan Losses

	Amount	Percent of Loans in Each Category to Total Loans
December 31, 2008:		
Balance at end of period applicable to:		
Commercial and agricultural	$ 580	10.6%
Real estate mortgage:		
Residential	659	46.4%
Commercial	1,326	35.6%
Construction	1,471	4.1%
Installment loans to individuals	250	3.3%
Unallocated	70	—
Total	$ 4,356	100.0%
December 31, 2007:		
Balance at end of period applicable to:		
Commercial and agricultural	$ 823	9.9%
Real estate mortgage:		
Residential	1,031	45.1%
Commercial	1,634	36.8%
Construction	112	4.5%
Installment loans to individuals	228	3.7%
Unallocated	302	—
Total	$ 4,130	100.0%

		Amount	Percent of Loans in Each Category to Total Loans
December 31, 2006:			
Balance at end of period applicable to:			
Commercial and agricultural	$	679	10.2%
Real estate mortgage:			
Residential		951	43.8%
Commercial		1,972	37.5%
Construction		108	4.6%
Installment loans to individuals		295	3.9%
Unallocated		180	—
Total	$	4,185	100.0%
December 31, 2005:			
Balance at end of period applicable to:			
Commercial and agricultural	$	582	10.1%
Real estate mortgage:			
Residential		1,107	44.2%
Commercial		1,482	37.5%
Construction		79	3.1%
Installment loans to individuals		192	5.1%
Unallocated		237	—
Total	$	3,679	100.0%
December 31, 2004:			
Balance at end of period applicable to:			
Commercial and agricultural	$	361	9.1%
Real estate mortgage:			
Residential		1,280	46.1%
Commercial		1,399	37.5%
Construction		75	2.5%
Installment loans to individuals		207	4.8%
Unallocated		16	—
Total	$	3,338	100.0%

DEPOSITS

2008 vs 2007

Total average deposits were $417,552,000 for 2008, an increase of $20,344,000 or 5.12% from 2007. Core deposits, which excludes time deposits, increased due to renewed focus on deposit gathering efforts and the impact of natural gas exploration through out our market footprint. Time deposits remained stable as the Bank focused on service rather than attracting deposits purely on rate. In addition, the Bank has been able to capitalize on its reputation of safety and soundness during the events of 2008 that unsettled consumer confidence. Additionally, the FDIC temporarily raised the limit on federal deposit insurance from $100,000 to $250,000. The Bank has also chosen to participate in an FDIC program pursuant to which all noninterest-bearing transaction accounts are guaranteed in full by the FDIC until December 31, 2009, regardless of the standard maximum deposit insurance amount.

2007 vs 2006

Total average deposits were $397,208,000 for 2007, an increase of $17,862,000 or 4.71% from 2006. Noninterest-bearing deposits increased slightly to $69,953,000. Time deposits increased $21,508,000 or 12.19% as deposits shifted from transaction accounts to time deposits, due to the continued rate disparity between time deposits and other deposit types. The rate on time deposits increased due to the actions taken by the FOMC during 2006, which increased the overall rate paid on time deposits. In addition, the Bank utilized brokered time deposits to supplement market area deposit funding with the level of brokered deposits decreasing $16,197,000 to $8,831,000 at December 31, 2007.

The average amount and the average rate paid on deposits are summarized below for the years ended December 31, 2008, 2007, and 2006:

(In Thousands)	2008			2007			2006		
		Average Amount	Rate		Average Amount	Rate		Average Amount	Rate
Noninterest-bearing	$	73,618	0.00%	$	69,953	0.00%	$	69,668	0.00%
Savings		60,324	0.73%		58,710	0.73%		61,958	0.82%
Super Now		52,117	1.26%		46,596	1.31%		47,294	1.38%
Money market		30,921	2.26%		23,920	2.26%		23,905	2.06%
Time		200,572	3.92%		198,029	4.73%		176,521	4.11%
Total average deposits	$	417,552	2.31%	$	397,208	2.76%	$	379,346	2.35%

SHAREHOLDERS' EQUITY

2008

Shareholders' equity decreased $9,532,000 to $61,027,000 at December 31, 2008 as accumulated comprehensive loss increased $6,327,000, and $1,371,000 in common stock was strategically repurchased as part of the previously announced stock buyback plan, while net income outpaced dividends paid. The decrease in accumulated other comprehensive income is a result of a decline in the market value of certain securities held in the investment portfolio at December 31, 2008 compared to December 31, 2007, resulting in a net unrealized loss of $8,486,000 at December 31, 2008 compared to a net unrealized loss of $2,159,000 at December 31, 2007. In addition, the net excess of the projected benefit obligation over the market value of the plan assets of the defined benefit pension plan increased $2,405,000 due to a decline in the market value of the plan assets caused by the significant downturn in the stock and bond markets over the past year. The current level of shareholders' equity equates to a book value per share of $15.93 at December 31, 2008 compared to $18.21 at December 31, 2007 and an equity to asset ratio of 9.35% at December 31, 2008. Book value per share, excluding accumulated other comprehensive loss, was $19.13 at December 31, 2008 compared to $19.12 at December 31, 2007. During the three and twelve months ended December 31, 2008 cash dividends of $0.46 and $1.84 per share were paid to shareholders compared to $0.46 and $1.79 for the comparable periods of 2007.

2007

Shareholders' equity decreased $4,035,000 to $70,559,000 at December 31, 2007 as net income outpaced dividends paid, accumulated comprehensive income decreased $5,094,000, and $972,000 in treasury stock was strategically purchased as part of the previously announced stock buyback plan. The decrease in accumulated comprehensive income is the result of a decrease in market value, or net unrealized loss, of the investment portfolio at December 31, 2007 as compared to December 31, 2006, and the net excess of the projected benefit obligation over the market value of the plan assets of the defined benefit pension plan. The current level of shareholders' equity equates to a book value per share of $19.12 at December 31, 2007 as compared to $18.21 at December 31, 2006 and an equity to asset ratio of 11.23% at December 31, 2007. During the twelve months ended December 31, 2007 cash dividends of $1.79 per share were paid to shareholders. The dividends represented a 3% increase or $0.06 per share over the dividends paid during the comparable period of 2006.

Bank regulators have risk based capital guidelines. Under these guidelines the Company and Bank are required to maintain minimum ratios of core capital and total qualifying capital as a percentage of risk weighted assets and certain off-balance sheet items. At December 31, 2008, both the Company's and Bank's required ratios were well above the minimum ratios as follows:

	Company	Bank	Minimum Standards
Tier 1 capital ratio	9.7%	8.3%	4.0%
Total capital ratio	16.0%	13.9%	8.0%

For a more comprehensive discussion of these requirements, see "Regulations and Supervision" in Item 1 of the Annual Report on Form 10-K. Management believes that the Company will continue to exceed regulatory capital requirements.

RETURN ON EQUITY AND ASSETS:

The ratio of net income to average total assets and average shareholders' equity and other certain equity ratios are presented as follows:

	2008	2007	2006
Percentage of net income to:			
Average total assets	1.27%	1.49%	1.67%
Average shareholders' equity	12.02%	12.14%	12.93%
Percentage of dividends declared to net income	88.67%	78.33%	70.51%
Percentage of average shareholders' equity to average total assets	10.53%	12.23%	12.92%

LIQUIDITY, INTEREST RATE SENSITIVITY AND MARKET RISK

Fundamental objectives of the Company's asset/liability management process are to maintain adequate liquidity while minimizing interest rate risk. The maintenance of adequate liquidity provides the Company with the ability to meet its financial obligations to depositors, loan customers, and shareholders. Additionally, it provides funds for normal operating expenditures and business opportunities as they arise. The objective of interest rate sensitivity management is to increase net interest income by managing interest sensitive assets and liabilities in such a way that they can be repriced in response to changes in market interest rates.

The Company, like other financial institutions, must have sufficient funds available to meet its liquidity needs for deposit withdrawals, loan commitments, and expenses. In order to control cash flow, the bank estimates future flows of cash from deposits and loan payments. The primary sources of funds are deposits, principal and interest payments on loans and mortgage-backed securities, as well as FHLB borrowings. Funds generated are used principally to fund loans and purchase investment securities. Management believes the Company has adequate resources to meet its normal funding requirements.

Management monitors the Company's liquidity on both a long and short-term basis, thereby, providing management necessary information to react to current balance sheet trends. Cash flow needs are assessed and sources of funds are determined. Funding strategies consider both customer needs and economical cost. Both short and long term funding needs are addressed by maturities and sales of available for sale investment securities, loan repayments and maturities, and liquidating money market investments such as federal funds sold. The use of these resources, in conjunction with access to credit, provides core ingredients to satisfy depositor, borrower, and creditor needs.

Management monitors and determines the desirable level of liquidity. Consideration is given to loan demand, investment opportunities, deposit pricing and growth potential, as well as the current cost of borrowing funds. The Company has a current borrowing capacity at the FHLB of $213,839,000 with $147,791,000 utilized, leaving $66,048,000 available. In addition to this credit arrangement, the Company has additional lines of credit with correspondent banks of $13,845,000. The Company's management believes that it has sufficient liquidity to satisfy estimated short-term and long-term funding needs.

Interest rate sensitivity, which is closely related to liquidity management, is a function of the repricing characteristics of the Company's portfolio of assets and liabilities. Asset/liability management strives to match maturities and rates between loan and investment security assets with the deposit liabilities and borrowings that fund them. Successful asset/liability management results in a balance sheet structure which can cope effectively with market rate fluctuations. The matching process is affected by segmenting both assets and liabilities into future time periods (usually 12 months, or less) based upon when repricing can be effected. Repriceable assets are subtracted from repriceable liabilities, for a specific time period to determine the "gap", or difference. Once known, the gap is managed based on predictions about future market interest rates. Intentional mismatching, or gapping, can enhance net interest income if market rates move as predicted. However, if market rates behave in a manner contrary to predictions, net interest income will suffer. Gaps, therefore, contain an element of risk and must be prudently managed. In addition to gap management, the Company has an asset liability management policy which incorporates a market value at risk calculation which is used to determine the effects of interest rate movements on shareholders' equity and a simulation analysis to monitor the effects of interest rate changes on the Company's balance sheet.

INTEREST RATE SENSITIVITY

In this analysis the Company examines the result of a 100 and 200 basis point change in market interest rates and the effect on net interest income. It is assumed that the change is instantaneous and that all rates move in a parallel manner. Assumptions are also made concerning prepayment speeds on mortgage loans and mortgage securities.

The following is a rate shock forecast for the twelve month period ended December 31, 2009 assuming a static balance sheet as of December 31, 2008.

(In Thousands)	Parallel Rate Shock in Basis Points				
	-200	-100	Static	+100	+200
Net interest income	$ 23,038	$ 22,336	$ 21,287	$ 20,344	$ 19,333
Change from static	1,751	1,049		(943)	(1,954)
Percent change from static	8.23%	4.93%		-2.63%	-6.33%

The model utilized to create the report presented above makes various estimates at each level of interest rate change regarding cash flow from principal repayment on loans and mortgage-backed securities and or call activity on investment securities. Actual results could differ significantly from these estimates which would result in significant differences in the calculated projected change. In addition, the limits stated above do not necessarily represent the level of change under which management would undertake specific measures to realign its portfolio in order to reduce the projected level of change. Generally, management believes the Company is well positioned to respond expeditiously when the market interest rate outlook changes.

INFLATION

The asset and liability structure of a financial institution is primarily monetary in nature; therefore, interest rates rather than inflation have a more significant impact on the Company's performance. Interest rates are not always affected in the same direction or magnitude as prices of other goods and services, but are reflective of fiscal policy initiatives or economic factors that are not measured by a price index.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies are integral to understanding the results reported. The accounting policies are described in detail in Note 1 of the consolidated financial statements. Our most complex accounting policies require management's judgment to ascertain the valuation of assets, liabilities, commitments, and contingencies. We have established detailed policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief description of our current accounting policies involving significant management valuation judgments.

Other Than Temporary Impairment of Debt and Equity Securities

Debt and Equity securities are evaluated periodically to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reason underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent. It indicates that the prospects for a near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized. For a full discussion of the Company's methodology of assessing impairment, refer to Note 3 of "Notes and Consolidated Financial Statements" of the Annual Report on Form 10-K.

Allowance for Loan Losses

Arriving at an appropriate level of allowance for loan losses involves a high degree of judgment. The Company's allowance for loan losses provides for probable losses based upon evaluations of known and inherent risks in the loan portfolio.

Management uses historical information to assess the adequacy of the allowance for loan losses as well as the prevailing business environment; as it is affected by changing economic conditions and various external factors, which may impact the portfolio in ways currently unforeseen. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged-off and reduced by loans charged-off. For a full discussion of the Company's methodology of assessing the adequacy of the reserve for loan losses, refer to Note 1 of "Notes and Consolidated Financial Statements" of the Annual Report of Form 10-K.

Goodwill and Other Intangible Assets

As discussed in Note 6 of the "Notes to Consolidated Financial Statements" of the Annual Report on Form 10-K, the Company must assess goodwill and other intangible assets each year for impairment. This assessment involves estimating cash flows for future periods. If the future cash flows were less than the recorded goodwill and other intangible assets balances, we would be required to take a charge against earnings to write down the assets to the lower value.

Deferred Tax Assets

We use an estimate of future earnings to support our position that the benefit of our deferred tax assets will be realized. If future income should prove non-existent or less than the amount of the deferred tax assets within the tax years to which they may be applied, the asset may not be realized and our net income will be reduced. Our deferred tax assets are described further in Note 10 of "Notes to Consolidated Financial Statements" of the Annual Report on Form 10-K.

Pension Benefits

Pension costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, benefits earned, interest costs, expected return on plan assets, mortality rates, and other factors. In accordance with generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation of future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension obligations and future expense. Our pension benefits are described further in Note 11 of "Notes to Consolidated Financial Statements" of the Annual Report on Form 10-K.

CONTRACTUAL OBLIGATIONS

The Company has various financial obligations, including contractual obligations which may require future cash payments. The following table presents, as of December 31, 2008, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in "Notes to the Consolidated Financial Statements" of the Annual Report on Form 10-K.

(In Thousands)	Payments Due In				
	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Deposits without a stated maturity	$ 224,373	$ —	$ —	$ —	$ 224,373
Time deposits	158,473	33,913	3,832	778	196,996
Repurchase agreements	12,933	—	—	—	12,933
Short-term borrowings, FHLB	61,013		—	—	61,013
Long-term borrowings, FHLB	—	25,500	20,528	40,750	86,778
Operating leases	387	700	523	1,703	3,313

The Corporation's operating lease obligations represent short and long-term lease and rental payments for branch facilities. The Bank leases certain facilities under operating leases which expire on various dates through 2024. Renewal options are available on the majority of these leases.

CAUTIONARY STATEMENT FOR PURPOSES OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
This Report contains certain "forward-looking statements" including statements concerning plans, objectives, future events or performance and assumptions and other statements which are other than statements of historical fact. The Company wishes to caution readers that the following important factors, among others, may have affected and could in the future affect the Company's actual results and could cause the Company's actual results for subsequent periods to differ materially from those expressed in any forward-looking statement made by or on behalf of the Company herein: (i) the effect of changes in laws and regulations, including federal and state banking laws and regulations, with which the Company must comply, and the associated costs of compliance with such laws and regulations either currently or in the future as applicable; (ii) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as by the Financial Accounting Standards Board, or of changes in the Company's organization, compensation and benefit plans; (iii) the effect on the Company's competitive position within its market area of the increasing consolidation within the banking and financial services industries, including the increased competition from larger regional and out-of-state banking organizations as well as non-bank providers of various financial services; (iv) the effect of changes in interest rates; and (v) the effect of changes in the business cycle and downturns in the local, regional or national economies.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Board of Directors and Shareholders
Penns Woods Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Penns Woods Bancorp, Inc. (the "Company") and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2008, the Company adopted Emerging Issues Task Force No. 06-4, *Accounting for Deferred Compensation and Post-retirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements*. Also, as discussed in Note 19 to the consolidated financial statements, effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's and subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 10, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

S.R. Snodgrass, A.C.

Wexford, PA
March 10, 2009

S.R. Snodgrass, A.C.
1000 Stonewood Drive, Suite 200 Wexford, PA 15090-8399 Phone: 724-934-0344 Facsimile: 724-934-0345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549
FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2008**

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____ to ____

Commission file number **0-17077**

PENNS WOODS BANCORP, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	**23-2226454**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

300 Market Street, P.O. Box 967
Williamsport, Pennsylvania **17703-0967**
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code **(570) 322-1111**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange which registered
Common Stock, par value $8.33 per share	**The NASDAQ Stock Market LLC**

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a nonaccelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

State the aggregate market value of the voting stock held by non-affiliates of the registrant **$119,734,375 at June 30, 2008.**
Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	**Outstanding at March 3, 2009**
Common Stock, $8.33 Par Value	**3,831,989 Shares**

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement prepared in connection with its annual meeting of shareholders to be held on April 29, 2009 are incorporated by reference in Part III hereof.

INDEX

PART I

ITEM		PAGE
Item 1.	Business	44
Item 1A.	Risk Factors	48
Item 1B.	Unresolved Staff Comments	50
Item 2.	Properties	50
Item 3.	Legal Proceedings	50
Item 4.	Submission of Matters to a Vote of Security Holders	50
	PART II	
Item 5.	Market for the Registrant's Common Stock, Related Stockholder Matters, and Issuer Purchase of Equity Securities	51
Item 6.	Selected Financial Data	53
Item 7.	Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations	53
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	53
Item 8.	Financial Statements and Supplementary Data	54
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	54
Item 9A.	Controls and Procedures	54
Item 9B.	Other Information	56
	PART III	
Item 10.	Directors and Executive Officers of the Registrant	56
Item 11.	Executive Compensation	56
Item 12.	Security Ownership and Certain Beneficial Owners and Management and Related Stockholder Matters	56
Item 13.	Certain Relationships and Related Transactions	57
Item 14.	Principal Accountant Fees and Services	57
	PART IV	
Item 15.	Exhibits and Financial Statement Schedules	58
Index to Exhibits		58
Exhibits		59
Signatures		63

PART I

ITEM 1 BUSINESS

A. General Development of Business and History

On January 7, 1983, Penns Woods Bancorp, Inc. (the "Company") was incorporated under the laws of the Commonwealth of Pennsylvania as a bank holding company. The Jersey Shore State Bank, a Pennsylvania state-charted bank, (the "Bank") became a wholly owned subsidiary of the Company, and each outstanding share of Bank common stock was converted into one share of Company common stock. This transaction was approved by the shareholders of the Bank on April 11, 1983 and was effective on July 12, 1983. The Company's two other wholly-owned subsidiaries are Woods Real Estate Development Company, Inc. and Woods Investment Company, Inc. The Company's business has consisted primarily of managing and supervising the Bank, and its principal source of income has been dividends paid by the Bank and Woods Investment Company, Inc.

The Bank is engaged in commercial and retail banking which includes the acceptance of time, savings, and demand deposits, the funding of commercial, consumer, and mortgage loans, and safe deposit services. Utilizing a thirteen branch office network, ATMs, internet, and telephone banking delivery channels, the Bank delivers its products and services to the communities it resides in.

In October 2000, the Bank acquired The M Group, Inc. D/B/A The Comprehensive Financial Group ("The M Group"). The M Group, which operates as a subsidiary of the Bank, offers insurance and securities brokerage services. Securities are offered by The M Group through ING Financial Partners, Inc., a registered broker-dealer.

Neither the Company nor the Bank anticipates that compliance with environmental laws and regulations will have any material effect on capital expenditures, earnings, or on its competitive position. The Bank is not dependent on a single customer or a few customers, the loss of whom would have a material effect on the business of the Bank.

The Bank employed 192 persons as of December 31, 2008 in either a full-time or part-time capacity. The Company does not have any employees. The principal officers of the Bank also serve as officers of the Company.

Woods Investment Company, Inc., a Delaware holding company, maintains an investment portfolio that is managed for total return and to fund dividend payments to the Company.

Woods Real Estate Development Company, Inc. serves the Company through its acquisition and ownership of certain properties utilized by the Bank.

A copy of the Code of Ethics and Code of Conduct for the Corporation can be requested from Brian Knepp, Chief Financial Officer, at 300 Market Street, Williamsport, PA 17701. A link with access to the Corporation's SEC filings, annual reports, and quarterly filings can be found at www.jssb.com.

B. Regulation and Supervision

The Company is also subject to the provisions of the Bank Holding Company Act of 1956, as amended (the "BHCA") and to supervision and examination by the Board of Governors of the Federal Reserve System (the "FRB"). The Bank is subject to the supervision and examination by the Federal Deposit Insurance Corporation (the "FDIC"), as its primary federal regulator and as the insurer of the Bank's deposits. The Bank is also regulated and examined by the Pennsylvania Department of Banking (the "Department").

The insurance activities of The M Group are subject to regulation by the insurance departments of the various states in which The M Group conducts business including principally the Pennsylvania Department of Insurance. The securities brokerage activities of The M Group are subject to regulation by federal and state securities commissions.

The FRB has issued regulations under the BHCA that require a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. As a result, the FRB, pursuant to such regulations, may require the Company to stand ready to use its resources to provide adequate capital funds to the Bank during periods of financial stress or adversity. The BHCA requires the Company to secure the prior approval of the FRB before it can acquire all or substantially all of the assets of any bank, or acquire ownership or control of 5% or more of any voting shares of any bank. Such a transaction would also require approval of the Department.

A bank holding company is prohibited under the BHCA from engaging in, or acquiring direct or indirect control of, more than 5% of the voting shares of any company engaged in non-banking activities unless the FRB, by order or regulation, has found such activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Under the BHCA, the FRB has the authority to require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the FRB's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

Bank holding companies are required to comply with the FRB's risk-based capital guidelines. The risk-based capital rules are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and to minimize disincentives for holding liquid assets. Currently, the required minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is required to be Tier 1 capital, consisting principally of common shareholders' equity, less certain intangible assets. The remainder ("Tier 2 capital") may consist of certain preferred stock, a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, 45% of net unrealized gains on marketable equity securities, and a limited amount of the general loan loss allowance. The risk-based capital guidelines are required to take adequate account of interest rate risk, concentration of credit risk, and risks of nontraditional activities.

In addition to the risk-based capital guidelines, the FRB requires each bank holding company to comply with the leverage ratio, under which the bank holding company must maintain a minimum level of Tier 1 capital to average total consolidated assets of 3% for those bank holding companies which have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. All other bank holding companies are expected to maintain a leverage ratio of at least 4% to 5%. The Bank is subject to similar capital requirements adopted by the FDIC.

Dividends
Federal and state law impose limitations on the payment of dividends by the Bank. The Pennsylvania Banking Code restricts the availability of capital funds for payment of dividends by the Bank to its additional paid-in capital.

In addition to the dividend restrictions described above, the banking regulators have the authority to prohibit or to limit the payment of dividends by the Bank if, in the banking regulator's opinion, payment of a dividend would constitute an unsafe or unsound practice in light of the financial condition of the Bank.

Under Pennsylvania law, the Company may not pay a dividend, if, after giving effect thereto, it would be unable to pay its debts as they become due in the usual course of business and, after giving effect to the dividend, the total assets of the Company would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose rights are superior to those receiving the dividend.

It is also the policy of the FRB that a bank holding company generally only pay dividends on common stock out of net income available to common shareholders over the past year and only if the prospective rate of earnings retention appears consistent with a bank holding company's capital needs, asset quality, and overall financial condition. In the current financial and economic environment, the FRB has indicated that bank holding companies should carefully review their dividend policy and has discouraged dividend pay-out ratios at the 100% level unless both asset quality and capital are very strong. A bank holding company also should not maintain a dividend level that places undue pressure on the capital of such institution's subsidiaries, or that may undermine the bank holding company's ability to serve as a source of strength for such subsidiaries.

C. Regulation of the Bank
From time to time, various types of federal and state legislation have been proposed that could result in additional regulation of, and restrictions of, the business of the Bank. It cannot be predicted whether any such legislation will be adopted or how such legislation would affect the business of the Bank. As a consequence of the extensive regulation of commercial banking activities in the United States, the Bank's business is particularly susceptible to being affected by federal legislation and regulations that may increase the costs of doing business.

Prompt Corrective Action - The FDIC has specified the levels at which an insured institution will be considered "well-capitalized," "adequately capitalized," "undercapitalized," and "critically undercapitalized." In the event an institution's capital deteriorates to the "undercapitalized" category or below, the Federal Deposit Insurance Act (the "FDIA") and FDIC regulations prescribe an increasing amount of regulatory intervention, including: (1) the institution of a capital restoration plan by a bank and a guarantee of the plan by a parent institution and liability for civil money damages for failure to fullfill its commitment on that guarantee; and (2) the placement of a hold on increases in assets, number of branches, or lines of business. If capital has reached the significantly or critically undercapitalized levels, further material restrictions can be imposed, including restrictions on interest payable on accounts, dismissal of management and (in critically undercapitalized situations) appointment of a receiver. For well-capitalized institutions, the FDIA provides authority for regulatory intervention where the institution is deemed to be engaging in unsafe or unsound practices or receives a less than satisfactory examination report rating for asset quality, management, earnings or liquidity.

Deposit Insurance
The enactment of the Emergency Economic Stabilization Act of 2008 ("EESA") temporarily raised the limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. The limits are scheduled to return to $100,000 on January 1, 2010. Additionally, the Bank has chosen to participate in the FDIC's Temporary Liquidity Guarantee Program (TLGP) as it applies to the FDIC guarantee of noninterest-bearing transaction account deposits of the Bank. In return for these guarantees, the FDIC is paid a fee based on the amount of the deposit. Under the transaction account guarantee component of the TLGP, all noninterest-bearing transaction accounts maintained at the Bank are insured in full by the FDIC until December 31, 2009, regardless of the standard maximum deposit insurance amount.

On February 27, 2009, the FDIC Board of Directors took further action to strengthen the Deposit Insurance Fund ("DIF") by adopting an interim rule imposing a special assessment on insured institutions of 20 basis points with the option of imposing an emergency special assessment after June 30, 2009 of up to 10 basis points, adopting a final rule implementing changes to the risk-based assessment system, and setting assessment rates beginning with the second quarter of 2009. The ultimate goal of these FDIC is to restore the DIF reserve ratio to 1.15% within the next seven years. The FDIC increased the DIF reserve ratio restoration period from five to seven years due to recent economic pressures impacting banks and the financial system.

Assessment rates beginning April 1, 2009 will increase. Banks in the top tier risk category currently pay any where from 12 cents per $100 of deposits to 14 cents per $100 of deposits for FDIC insurance. FDIC insurance assessment rates for these banks will increase and will now include an initial base rate of between 12 cents per $100 of deposits to 16 cents per $100 of deposits with higher assessment rates for those institutions that rely significantly on secured borrowings and brokered deposits. The FDIC will reduce assessment rates for smaller banks, banks with high levels of tier 1 capital and banks that hold long-term unsecured debt.

The Bank continues to be required to make payments for the servicing of obligations of the Financing Corporation (FICO) that were issued in connection with the resolution of savings and loan associations, so long as such obligations remain outstanding.

Federal Home Loan Bank System
The Bank is a member of the Federal Home Loan Bank of Pittsburgh (the "FHLB"), which is one of 12 regional Federal Home Loan Banks. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by member institutions and proceeds from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the Federal Home Loan Bank. At December 31, 2008, the Bank had $147,791,000 in FHLB advances.

As a member, the Bank is required to purchase and maintain stock in the FHLB in an amount equal to the greater of 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year or 5% of its outstanding advances from the FHLB. At December 31, 2008, the Bank had $7,101,000 million in stock of the FHLB which was in compliance with this requirement.

Emergency Economic Stabilization Act of 2008, Financial Stability Plan, American Recovery and Reinvestment Act of 2009, Homeowner Affordability and Stability Plan, and Other Regulatory Developments

Emergency Economic Stabilization Act of 2008

On October 3, 2008, EESA was enacted. EESA enables the federal government, under terms and conditions to be developed by the Secretary of the Treasury, to insure troubled assets, including mortgage-backed securities, and collect premiums from participating financial institutions. EESA includes, among other provisions: (a) the $700 billion Troubled Assets Relief Program (TARP), under which the Secretary of the Treasury is authorized to purchase, insure, hold, and sell a wide variety of financial instruments, particularly those that are based on or related to residential or commercial mortgages originated or issued on or before March 14, 2008; and (b) an increase in the amount of deposit insurance provided by the FDIC.

Financial Stability Plan

On February 10, 2009, the Financial Stability Plan (FSP) was announced by the U.S. Treasury Department. The FSP is a comprehensive set of measures intended to shore up the financial system. The core elements of the plan include making bank capital injections, creating a public-private investment fund to buy troubled assets, establishing guidelines for loan modification programs and expanding the Federal Reserve lending program. The U.S. Treasury Department has indicated more details regarding the FSP are to be announced on a newly created government website, FinancialStability.gov, in the next several weeks. We continue to monitor these developments and assess their potential impact on our business.

American Recovery and Reinvestment Act of 2009

On February 17, 2009, the American Recovery and Reinvestment Act of 2009 (ARRA) was enacted. ARRA is intended to provide a stimulus to the U.S. economy in the wake of the economic downturn brought about by the subprime mortgage crisis and the resulting credit crunch. The bill includes federal tax cuts, expansion of unemployment benefits and other social welfare provisions, and domestic spending in education, healthcare, and infrastructure, including the energy structure. The new law, also includes numerous non-economic recovery related items, including a limitation on executive compensation in federally aided banks.

Homeowner Affordability and Stability Plan

On February 18, 2009, the Homeowner Affordability and Stability Plan (HASP) was announced by the President of the United States. HASP is intended to support a recovery in the housing market and ensure that workers can continue to pay off their mortgages through the following elements:

- Provide access to low-cost refinancing for responsible homeowners suffering from falling home prices.
- A $75 billion homeowner stability initiative to prevent foreclosure and help responsible families stay in their homes.
- Support low mortgage rates by strengthening confidence in Fannie Mae and Freddie Mac.

More details regarding HASP are expected to be announced. We continue to monitor these developments and assess their potential impact on our business.

Other Legislation

The Fair and Accurate Credit Transactions Act ("FACT") was signed into law on December 4, 2003. This law extends the previously existing Fair Credit Reporting Act. New provisions added by FACT address the growing problem of identity theft. Consumers will be able to initiate a fraud alert when they are victims of identity theft, and credit reporting agencies will have additional duties. Consumers will also be entitled to obtain free credit reports through the credit bureaus, and will be granted certain additional privacy rights.

The Sarbanes-Oxley Act of 2002 was enacted to enhance penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures under the federal securities laws. The Sarbanes-Oxley Act generally applies to all companies, including the Company, that file or are required to file periodic reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934, or the Exchange Act. The legislation includes provisions, among other things, governing the services that can be provided by a public company's independent auditors and the procedures for approving such services, requiring the chief executive officer and principal accounting officer to certify certain matters relating to the company's periodic filings under the Exchange Act, requiring expedited filings of reports by insiders of their securities transactions and containing other provisions relating to insider conflicts of interest, increasing disclosure requirements relating to critical financial accounting policies and their application, increasing penalties for securities law violations, and creating a new public accounting oversight board, a regulatory body subject to SEC jurisdiction with broad powers to set auditing, quality control, and ethics standards for accounting firms. In response to the legislation, the national securities exchanges and NASDAQ have adopted new rules relating to certain matters, including the independence of members of a company's audit committee as a condition to listing or continued listing.

In addition, Congress is often considering some financial industry legislation. The Company cannot predict how any new legislation, or new rules adopted by the federal banking agencies, may affect its business in the future.

In addition to federal banking law, the Bank is subject to the Pennsylvania Banking Code. The Banking Code was amended in late 2000 to provide more complete "parity" in the powers of state-chartered institutions compared to national banks and federal savings banks doing business in Pennsylvania. Pennsylvania banks have the same ability to form financial subsidiaries authorized by the Gramm-Leach-Bliley Act, as do national banks.

Environmental Laws

Environmentally related hazards have become a source of high risk and potential liability for financial institutions relating to their loans. Environmentally contaminated properties owned by an institution's borrowers may result in a drastic reduction in the value of the collateral securing the institution's loans to such borrowers, high environmental clean up costs to the borrower affecting its ability to repay the loans, the subordination of any lien in favor of the institution to a state or federal lien securing clean up costs, and liability to the institution for clean up costs if it forecloses on the contaminated property or becomes involved in the management of the borrower. The Company is not aware of any borrower who is currently subject to any environmental investigation or clean up proceeding which is likely to have a material adverse effect on the financial condition or results of operations of the Company.

Effect of Government Monetary Policies

The earnings of the Company are and will be affected by domestic economic conditions and the monetary and fiscal policies of the United States Government and its agencies. The monetary policies of the FRB have had, and will likely continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The FRB has a major effect upon the levels of bank loans, investments, and deposits through its open market operations in the United States Government securities and through its regulation of, among other things, the discount rate on borrowing of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature and impact of future changes in monetary and fiscal policies.

DESCRIPTION OF BANK

History and Business

Jersey Shore State Bank ("Bank") was incorporated under the laws of the Commonwealth of Pennsylvania as a state bank in 1934 and became a wholly owned subsidiary of the Company on July 12, 1983.

As of December 31, 2008, the Bank had total assets of $643,302,000; total shareholders' equity of $49,327,000 and total deposits of $423,411,000. The Bank's deposits are insured by the Federal Deposit Insurance Corporation for the maximum amount provided under current law.

The Bank engages in business as a commercial bank, doing business at several locations in Lycoming, Clinton, and Centre Counties, Pennsylvania. The Bank offers insurance, securities brokerage services, annuity and mutual fund investment products, and financial planning through its wholly owned subsidiary, The M Group, Inc. D/B/A The Comprehensive Financial Group.

Services offered by the Bank include accepting time, demand and savings deposits including Super NOW accounts, statement savings accounts, money market accounts, fixed rate certificates of deposit, and club accounts. Its services also include making secured and unsecured business and consumer loans that include financing commercial transactions as well as construction and residential mortgage loans and revolving credit loans with overdraft protection.

The Bank's loan portfolio mix can be classified into four principal categories. These are real estate, agricultural, commercial, and consumer. Real estate loans can be further segmented into construction and land development, farmland, one-to-four family residential, multi-family, and commercial or industrial. Qualified borrowers are defined by policy and our underwriting standards. Owner provided equity requirements range from 20% to 30% with a first lien status required. Terms are generally restricted to between 10 and 20 years with the exception of construction and land development, which are limited to one to five years. Real estate appraisals, property construction verifications, and site visitations comply with policy and industry regulatory standards.

Prospective residential mortgage customer's repayment ability is determined from information contained in the application and recent income tax returns. Emphasis is on credit, employment, income, and residency verification. Broad hazard insurance is always required and flood insurance where applicable. In the case of construction mortgages, builders risk insurance is requested.

Agricultural loans for the purchase or improvement of real estate must meet the Bank's real estate underwriting criteria. The only permissible exception is when a Farmers Home Loan Administration guaranty is obtained. Agricultural loans made for the purchase of equipment are usually payable in five years, but never more than seven, depending upon the useful life of the purchased asset. Minimum borrower equity ranges from 20% to 30%. Livestock financing criteria depends upon the nature of the operation. Agricultural loans are also made for crop production purposes. Such loans are structured to repay within the production cycle and not carried over into a subsequent year.

Commercial loans are made for the acquisition and improvement of real estate, purchase of equipment, and for working capital purposes on a seasonal or revolving basis. General purpose working capital loans are also available with repayment expected within one year. Equipment loans are generally amortized over three to seven years, with an owner equity contribution required of at least 20% of the purchase price. Insurance coverage with the Bank as loss payee is required, especially in the case where the equipment is rolling stock. It is also a general policy to collateralize non-real estate loans with the asset purchased and, dependant upon loan terms, junior liens are filed on other available assets. Financial information required on all commercial mortgages includes the most current three years balance sheets and income statements and projections on income to be developed through the project. In the case of corporations and partnerships, the principals are often asked to indebt themselves personally as well.

Seasonal and revolving lines of credit are offered for working capital purposes. Collateral for such a loan includes the pledge of inventory and/or receivables. Drawing availability is usually 50% of inventory and 75% of eligible receivables. Eligible receivables are defined as invoices less than 90 days delinquent. Exclusive reliance is very seldom placed on such collateral; therefore, other lienable assets are also taken into the collateral pool. Where reliance is placed on inventory and accounts receivable, the applicant must provide financial information including agings on a monthly basis. In addition, the guaranty of the principals is usually obtained.

Letter of Credit availability is limited to standbys where the customer is well known to the Bank. Credit criteria is the same as that utilized in making a direct loan. Collateral is obtained in most cases, and whenever the expiration date is beyond one year.

Consumer loan products include second mortgages, automobile financing, small loan requests, overdraft check lines, and PHEAA referral loans. Our policy includes standards used in the industry on debt service ratios and terms are consistent with prudent underwriting standards and the use of proceeds. Verifications are made of employment and residency, along with credit history.

Second mortgages are confined to equity borrowing and home improvements. Terms are generally ten years or less and rates are fixed. Loan to collateral value criteria is 80% or less and verifications are made to determine values. Automobile financing is generally restricted to five years and done on a direct basis. The Bank, as a practice, does not floor plan and therefore does not discount dealer paper. Small loan requests are to accommodate personal needs such as the purchase of small appliances or for the payment of taxes. Overdraft check lines are limited to $5,000 or less.

The Bank's investment portfolio is analyzed and priced on a monthly basis. Investments are made in U.S. Treasuries, U.S. Agency issues, bank qualified municipal bonds, corporate bonds, and corporate stocks which consist of Pennsylvania bank stocks. Bonds with BAA or better ratings are used, unless a local issue is purchased that has a lesser or no rating. Factors taken into consideration when investments are purchased include liquidity, the Company's tax position, tax equivalent yield, third party investment ratings, and the policies of the Asset/Liability Committee.

The banking environment in Lycoming, Clinton, and Centre Counties, Pennsylvania is highly competitive. The Bank operates thirteen full service offices in these markets and competes for loans and deposits with numerous commercial banks, savings and loan associations, and other financial institutions. The economic base of the region is developed around small business, health care, educational facilities (college and public schools), light manufacturing industries, and agriculture.

The Bank has a relatively stable deposit base and no material amount of deposits is obtained from a single depositor or group of depositors, excluding public entities that account for approximately 10% of total deposits. Although the Bank has regular opportunities to bid on pools of funds of $100,000 or more in the hands of municipalities, hospitals, and others, it does not rely on these monies to fund loans or intermediate or longer-term investments.

The Bank has not experienced any significant seasonal fluctuations in the amount of its deposits.

Supervision and Regulation
The earnings of the Bank are affected by the policies of regulatory authorities including the FDIC and the FRB. An important function of the FRB is to regulate the money supply and interest rates. Among the instruments used to implement these objectives are open market operations in U.S. Government Securities, changes in reserve requirements against member bank deposits, and limitations on interest rates that member banks may pay on time and savings deposits. These instruments are used in varying combinations to influence overall growth and distribution of bank loans, investments on deposits, and their use may also affect interest rates charged on loans or paid for deposits.

The policies and regulations of the FRB have had and will probably continue to have a significant effect on the Bank's deposits, loans and investment growth, as well as the rate of interest earned and paid, and are expected to affect the Bank's operation in the future. The effect of such policies and regulations upon the future business and earnings of the Bank cannot accurately be predicted.

ITEM 1A RISK FACTORS

The following sets forth several risk factors that are unique to the Company.

Changes in interest rates could reduce our income, cash flows and asset values.
Our income and cash flows and the value of our assets depend to a great extent on the difference between the interest rates we earn on interest-earning assets, such as loans and investment securities, and the interest rates we pay on interest-bearing liabilities such as deposits and borrowings. These rates are highly sensitive to many factors which are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, will influence not only the interest we receive on our loans and investment securities and the amount of interest we pay on deposits and borrowings but will also affect our ability to originate loans and obtain deposits and the value of our investment portfolio. If the rate of interest we pay on our deposits and other borrowings increases more than the rate of interest we earn on our loans and other investments, our net interest income, and therefore our earnings, could be adversely affected. Our earnings also could be adversely affected if the rates on our loans and other investments fall more quickly than those on our deposits and other borrowings.

Economic conditions either nationally or locally in areas in which our operations are concentrated may adversely affect our business.
Deterioration in local, regional, national or global economic conditions could cause us to experience a reduction in deposits and new loans, an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, all of which could adversely affect our performance and financial condition. Unlike larger banks that are more geographically diversified, we provide banking and financial services locally. Therefore, we are particularly vulnerable to adverse local economic conditions.

Our financial condition and results of operations would be adversely affected if our allowance for loan losses is not sufficient to absorb actual losses or if we are required to increase our allowance.
Despite our underwriting criteria, we may experience loan delinquencies and losses. In order to absorb losses associated with nonperforming loans, we maintain an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Determination of the allowance inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. At any time there are likely to be loans in our portfolio that will result in losses but that have not been identified as nonperforming or potential problem credits. We cannot be sure that we will be able to identify deteriorating credits before they become nonperforming assets or that we will be able to limit losses on those loans that are identified. We may be required to increase our allowance for loan losses for any of several reasons. Federal regulators, in reviewing our loan portfolio as part of a regulatory examination, may request that we increase our allowance for loan losses. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and

other factors, both within and outside of our control, may require an increase in our allowance. In addition, if charge-offs in future periods exceed our allowance for loan losses, we will need additional increases in our allowance for loan losses. Any increases in our allowance for loan losses will result in a decrease in our net income and, possibly, our capital, and may materially affect our results of operations in the period in which the allowance is increased.

Many of our loans are secured, in whole or in part, with real estate collateral which is subject to declines in value.
In addition to considering the financial strength and cash flow characteristics of a borrower, we often secure our loans with real estate collateral. Real estate values and the real estate market are generally affected by, among other things, changes in local, regional or national economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies, and acts of nature. The real estate collateral provides an alternate source of repayment in the event of default by the borrower. If real estate prices in our markets decline, the value of the real estate collateral securing our loans could be reduced. If we are required to liquidate real estate collateral securing loans during a period of reduced real estate values to satisfy the debt, our earnings and capital could be adversely affected.

Competition may decrease our growth or profits.
We face substantial competition in all phases of our operations from a variety of different competitors, including commercial banks, savings and loan associations, mutual savings banks, credit unions, consumer finance companies, factoring companies, leasing companies, insurance companies, and money market mutual funds. There is very strong competition among financial services providers in our principal service area. Our competitors may have greater resources, higher lending limits, or larger branch systems than we do. Accordingly, they may be able to offer a broader range of products and services as well as better pricing for those products and services than we can.

In addition, some of the financial services organizations with which we compete are not subject to the same degree of regulation as is imposed on federally insured financial institutions. As a result, those nonbank competitors may be able to access funding and provide various services more easily or at less cost than we can, adversely affecting our ability to compete effectively.

The value of certain investment securities is volatile and future declines or other-than-temporary impairments could materially adversely affect our future earnings and regulatory capital.
Continued volatility in the market value for certain of our investment securities, whether caused by changes in market perceptions of credit risk, as reflected in the expected market yield of the security, or actual defaults in the portfolio could result in significant fluctuations in the value of the securities. This could have a material adverse impact on our accumulated other comprehensive loss and shareholders' equity depending on the direction of the fluctuations. Furthermore, future downgrades or defaults in these securities could result in future classifications of investment securities as other than temporarily impaired. This could have a material impact on our future earnings, although the impact on shareholders' equity will be offset by any amount already included in other comprehensive income for securities where we have recorded temporary impairment.

We may be adversely affected by government regulation.
The banking industry is heavily regulated. Banking regulations are primarily intended to protect the federal deposit insurance funds and depositors, not shareholders. Changes in the laws, regulations, and regulatory practices affecting the banking industry may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition.

We rely on our management and other key personnel, and the loss of any of them may adversely affect our operations.
We are and will continue to be dependent upon the services of our executive management team. In addition, we will continue to depend on our ability to retain and recruit key commercial loan officers. The unexpected loss of services of any key management personnel or commercial loan officers could have an adverse effect on our business and financial condition because of their skills, knowledge of our market, years of industry experience, and the difficulty of promptly finding qualified replacement personnel.

Environmental liability associated with lending activities could result in losses.
In the course of our business, we may foreclose on and take title to properties securing our loans. If hazardous substances were discovered on any of these properties, we could be liable to governmental entities or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether we knew of, or were responsible for, the contamination. In addition, if we arrange for the disposal of hazardous or toxic substances at another site, we may be liable for the costs of cleaning up and removing those substances from the site even if we neither own nor operate the disposal site. Environmental laws may require us to incur substantial expenses and may materially limit use of properties we acquire through foreclosure, reduce their value or limit our ability to sell them in the event of a default on the loans they secure. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability.

Failure to implement new technologies in our operations may adversely affect our growth or profits.
The market for financial services, including banking services and consumer finance services is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation, Internet-based banking, and telebanking. Our ability to compete successfully in our markets may depend on the extent to which we are able to exploit such technological changes. However, we can provide no assurance that we will be able to properly or timely anticipate or implement such technologies or properly train our staff to use such technologies. Any failure to adapt to new technologies could adversely affect our business, financial condition or operating results.

An investment in our common stock is not an insured deposit.
Our common stock is not a bank deposit and, therefore, is not insured against loss by the Federal Deposit Insurance Corporation, commonly referred to as the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is subject to the same market forces that affect the price of common stock in any company.

ITEM 1B – UNRESOLVED STAFF COMMENTS

None.

ITEM 2 PROPERTIES

The Company owns and leases its properties. Listed herewith are the locations of properties owned or leased as of December 31, 2008, in which the banking offices are located; all properties are in good condition and adequate for the Bank's purposes:

Office	Address	Ownership
Main	115 South Main Street P.O. Box 5098 Jersey Shore, Pennsylvania 17740	Owned
Bridge Street	112 Bridge Street Jersey Shore, Pennsylvania 17740	Owned
DuBoistown	2675 Euclid Avenue Williamsport, Pennsylvania 17702	Owned
Williamsport	300 Market Street P.O. Box 967 Williamsport, Pennsylvania 17703-0967	Owned
Montgomery	9094 Rt. 405 Highway Montgomery, Pennsylvania 17752	Owned
Lock Haven	4 West Main Street Lock Haven, Pennsylvania 17745	Owned
Mill Hall	(Inside Wal-Mart), 173 Hogan Boulevard Mill Hall, Pennsylvania 17751	Under Lease
Spring Mills	3635 Penns Valley Road, P.O. Box 66 Spring Mills, Pennsylvania 16875	Owned
Centre Hall	2842 Earlystown Road Centre Hall, Pennsylvania 16828	Land Under Lease
Zion	100 Cobblestone Road Bellefonte, Pennsylvania 16823	Under Lease
State College	(Inside Wal-Mart), 1665 North Atherton Place State College, Pennsylvania 16803	Under Lease
State College	2050 North Atherton Street State College, Pennsylvania 16803	Land Under Lease
Montoursville	820 Broad Street Montoursville, Pennsylvania 17754	Under Lease
The M Group, Inc. D/B/A The Comprehensive Financial Group	705 Washington Boulevard Williamsport, Pennsylvania 17701	Under Lease

ITEM 3 LEGAL PROCEEDINGS

The Company is subject to lawsuits and claims arising out of its business. In the opinion of management, after review and consultation with counsel, any proceedings that may be assessed will not have a material adverse effect on the consolidated financial position of the Company.

ITEM 4 SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2008.

PART II

ITEM 5 MARKET FOR THE REGISTRANT'S COMMON STOCK, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASE OF EQUITY SECURITIES

The Common Stock is listed on the NASDAQ Global Select Market under the symbol "PWOD". The following table sets forth (1) the quarterly high and low close prices for a share of the Company's Common Stock during the periods indicated, and (2) quarterly dividends on a share of the Common Stock with respect to each quarter since January 1, 2006. The following quotations represent prices between buyers and sellers and do not include retail markup, markdown or commission. They may not necessarily represent actual transactions.

	High	Low	Dividends Declared
2006:			
First quarter	$ 38.75	$ 37.75	$ 0.42
Second quarter	39.50	36.50	0.43
Third quarter	38.48	37.02	0.44
Fourth quarter	38.59	36.20	0.44
2007:			
First quarter	$ 37.75	$ 35.00	$ 0.44
Second quarter	35.00	33.86	0.44
Third quarter	35.00	30.80	0.45
Fourth quarter	32.50	30.33	0.46
2008:			
First quarter	$ 33.47	$ 29.66	$ 0.46
Second quarter	33.15	33.01	0.46
Third quarter	35.00	29.00	0.46
Fourth quarter	30.40	23.00	0.46

The Bank has paid cash dividends since 1941. The Company has paid dividends since the effective date of its formation as a bank holding company. It is the present intention of the Registrant's Board of Directors to continue the dividend payment policy; however, further dividends must necessarily depend upon earnings, financial condition, appropriate legal restrictions, and other factors relevant at the time the Board of Directors of the Company considers dividend policy. Cash available for dividend distributions to shareholders of the Company primarily comes from dividends paid by the Bank to the Company. Therefore, the restrictions on the Bank's dividend payments are directly applicable to the Company. See also the information appearing in Note 18 to Notes to Consolidated Financial Statements included in the Annual Report on Form 10-K for additional information related to dividend restrictions.

Under the Pennsylvania Business Corporation Law of 1988 a corporation may not pay a dividend, if after giving effect thereto, the corporation would be unable to pay its debts as they become due in the usual course of business and after giving effect thereto the total assets of the corporation would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the shareholders whose preferential rights are superior to those receiving the dividend.

As of March 3, 2009, the Company had approximately 1,261 shareholders of record.

Following is a schedule of the shares of the Company's common stock purchased by the Company during the fourth quarter of 2008.

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit) Purchased	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month #1 (October 1-October 31, 2008)	5,000	$ 25.55	5,000	93,344
Month #2 (November 1-November 30, 2008)	10,000	25.60	10,000	83,344
Month #3 (December 1-December 31, 2008)	5,000	25.25	5,000	78,344

Set forth below is a line graph comparing the yearly dollar changes in the cumulative shareholder return on the Company's common stock against the cumulative total return of the S&P 500 Stock Index, NASDAQ Bank Index, and NASDAQ Composite for the period of five fiscal years assuming the investment of $100.00 on December 31, 2003 and assuming the reinvestment of dividends. The shareholder return shown on the graph below is not necessarily indicative of future performance.


Total Return Performance
Penns Woods Bancorp, Inc.
S&P 500
NASDAQ Composite
NASDAQ Bank Index
Index Value
160
140
120
100
80
60
40
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

	Period Ending					
Index	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**
Penns Woods Bancorp, Inc.	100.00	107.34	108.19	110.08	99.89	75.28
S&P 500	100.00	110.88	116.33	134.70	142.10	89.53
NASDAQ Composite	100.00	108.59	110.08	120.56	132.39	78.72
NASDAQ Bank Index	100.00	110.99	106.18	117.87	91.85	69.88

ITEM 6 SELECTED FINANCIAL DATA

The following table sets forth certain financial data as of and for each of the years in the five-year period ended December 31, 2008.

(In Thousands, Except Per Share Amounts)	2008	2007	2006	2005	2004
Consolidated Statement of Income Data:					
Interest income	$ 36,108	$ 35,949	$ 33,753	$ 30,903	$ 29,845
Interest expense	14,832	16,447	14,210	10,381	8,768
Net interest income	21,276	19,502	19,543	20,522	21,077
Provision for loan losses	375	150	635	720	465
Net interest income after provision for loan losses	20,901	19,352	18,908	19,802	20,612
Non-interest income	5,456	7,478	9,029	9,431	8,918
Non-interest expense	17,949	17,316	16,329	15,108	14,184
Income before income taxes	8,408	9,514	11,608	14,125	15,346
Applicable income taxes	405	637	1,961	3,224	4,263
Net income	$ 8,003	$ 8,877	$ 9,647	$ 10,901	$ 11,083
Consolidated Balance Sheet at End of Period:					
Total assets	$ 652,803	$ 628,138	$ 592,285	$ 568,668	$ 546,703
Loans	381,478	360,478	360,384	338,438	324,505
Allowance for loan losses	(4,356)	(4,130)	(4,185)	(3,679)	(3,338)
Deposits	421,368	389,022	395,191	352,529	356,836
Long-term debt — other	86,778	106,378	82,878	84,478	75,878
Shareholders' equity	61,027	70,559	74,594	73,919	73,165
Per Share Data:					
Earnings per share - basic	$ 2.07	$ 2.28	$ 2.45	$ 2.75	$ 2.78
Earnings per share - diluted	2.07	2.28	2.45	2.74	2.78
Cash dividends declared	1.84	1.79	1.73	1.56	1.47
Book value	15.93	18.21	19.12	18.59	18.36
Number of shares outstanding, at end of period	3,831,500	3,875,632	3,900,742	3,975,787	3,985,832
Average number of shares outstanding basic	3,859,724	3,886,277	3,934,138	3,971,926	3,990,008
Selected financial ratios:					
Return on average shareholders' equity	12.02%	12.14%	12.93%	14.54%	15.49%
Return on average total assets	1.27%	1.49%	1.67%	1.97%	2.06%
Net interest income to average interest earning assets	4.14%	3.95%	4.06%	4.29%	4.32%
Dividend payout ratio	88.67%	78.33%	70.51%	57.10%	52.72%
Average shareholders' equity to average total assets	10.53%	12.23%	12.92%	13.56%	13.30%
Loans to deposits, at end of period	90.53%	92.66%	91.19%	96.00%	90.94%

Per share data and number of shares outstanding have been adjusted to give retroactive effect to a six for five stock split issued November 18, 2005.

ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The Management's Discussion and Analysis of Financial Condition and Results of Operation in the Annual Report are incorporated in their entirety by reference under this Item 7.

ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk for the Company is comprised primarily from interest rate risk exposure and liquidity risk. Interest rate risk and liquidity risk management is performed at the Bank level as well as the Company level. The Company's interest rate sensitivity is monitored by management through selected interest rate risk measures produced internally. Additional information and details are provided in the Interest Sensitivity section of Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations.

Generally, management believes the Company is well positioned to respond expeditiously when the market interest rate outlook changes.

ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Company's Consolidated Financial Statements and notes thereto contained in the Annual Report are incorporated in their entirety by reference under this Item 8.

ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A CONTROLS AND PROCEDURES

The Company, under the supervision and with the participation of the Company's management, including the Company's President and Chief Executive Officer along with the Company's Chief Financial Officer, conducted an evaluated of the effectiveness as of December 31, 2008 of the design and operation of the Company's disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon that evaluation, the Company's President and Chief Executive Officer along with the Company's Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2008.

There have been no material changes in the Company's internal control over financial reporting during the fourth quarter of 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency (as defined in Public Company Accounting Oversight Board Auditing Standard No. 2), or a combination of significant deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by management or employees in the normal course of performing their assigned functions.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. Management's assessment did not identify any material weaknesses in the Company's internal control over financial reporting.

In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Because there were no material weaknesses discovered, management believes that, as of December 31, 2008, the Company's internal control over financial reporting was effective.

S.R. Snodgrass, A.C. an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K, as part of the audit, has issued a report, which appears below, on the effectiveness of the Company's internal control over financial reporting as of December 31, 2008.

Date: March 10, 2009

Chief Executive Officer

Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Board of Directors and Shareholders
Penns Woods Bancorp, Inc.

We have audited Penns Woods Bancorp, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Penns Woods Bancorp, Inc. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report on Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Penns Woods Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control -- Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Penns Woods Bancorp, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008, and our report dated March 10, 2009, expressed an unqualified opinion.

S.R. Snodgrass, A.C.

Wexford, Pennsylvania
March 10, 2009

S.R. Snodgrass, A.C.
1000 Stonewood Drive, Suite 200 Wexford, PA 15090-8399 Phone: 724-934-0344 Facsimile: 724-934-0345

ITEM 9B OTHER INFORMATION

None.

PART III

ITEM 10 DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information appearing under the captions "The Board of Directors and Committees," "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Principal Officers of the Corporation," "Certain Transactions," and "Audit Committee Financial Expert" in the Company's Proxy Statement dated March 24, 2009 (the "Proxy Statement") is incorporated herein by reference.

ITEM 11 EXECUTIVE COMPENSATION

Information appearing under the captions "Compensation of Directors," "Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Compensation Committee and Benefits Committee Report," and "Executive Compensation" in the Proxy Statement is incorporated herein by reference.

ITEM 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information appearing under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,980	$ 28.27	—
Equity compensation plans not approved by security holders	—	—	—
Total	1,980	$ 28.27	—

ITEM 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

There have been no material transactions between the Company and the Bank, nor any material transactions proposed, with any Director or Executive Officer of the Company and the Bank, or any associate of the foregoing persons. The Company and the Bank have had, and intend to continue to have, banking and financial transactions in the ordinary course of business with Directors and Officers of the Company and the Bank and their associates on comparable terms and with similar interest rates as those prevailing from time to time for other customers of the Company and the Bank.

Total loans outstanding from the Bank at December 31, 2008 to the Company's and the Bank's Officers and Directors as a group and members of their immediate families and companies in which they had an ownership interest of 10% or more was $8,942,000 or approximately 14.65% of the total equity capital of the Company. Loans to such persons were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. See also the information appearing in Note 14 to the Consolidated Financial Statements included elsewhere in the Annual Report.

In addition, the information appearing under the caption "Election of Directors" in the Proxy Statement is incorporated herein by reference.

ITEM 14 PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information appearing in the Proxy Statement under the captions, "Audit Fees," "Audit-Related Fees," "Tax Fees," "All Other Fees," and "Audit Committee Pre-Approval Policies and Procedures" is incorporated herein by reference.

PART IV

ITEM 15 EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)1. Financial Statements

The following consolidated financial statements and reports are set forth in Item 8:

Report of Independent Auditors
Consolidated Balance Sheet
Consolidated Statement of Income
Consolidated Statement of Changes in Shareholders' Equity
Consolidated Statement of Cash Flows
Notes to the Consolidated Financial Statements

2. Financial Statement Schedules

Financial statement schedules are omitted because the required information is either not applicable, not required or is shown in the respective financial statements or in the notes thereto.

(b) Exhibits:

(3)	(i)	Articles of Incorporation of the Registrant, as presently in effect (incorporated by reference to Exhibit 3(i) of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005).
(3)	(ii)	Bylaws of the Registrant as presently in effect (incorporated by reference to Exhibit 3(ii) of the Registrant's Current Report on Form 8-K filed on June 17, 2005).
(10)	(i)	Employment Agreement, dated August, 1991, between Jersey Shore State Bank and Ronald A. Walko (incorporated by reference to Exhibit 10.3 of the Registrant's Registration Statement on form S-4, No. 333-65821).*
(10)	(ii)	Employee Severance Benefit Plan, dated May 30, 1996, for Ronald A. Walko (incorporated by reference to Exhibit 10.4 of the Registrant's Registration Statement on form S-4, No. 333-65821).*
(10)	(iii)	Consulting Agreement, dated July 18, 2005 between Hubert A. Valencik and Penns Woods Bancorp, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on July 18, 2005).
(10)	(iv)	Employment Agreement, dated January 11, 1999, among Penns Woods Bancorp, Inc., Jersey Shore State Bank and William H. Rockey (incorporated by reference to Exhibit 10.7 of the Registrant's Annual Report on 10-K filed on March 14, 2008).*
(10)	(v)	Amendment and Restatement of the Jersey Shore State Bank Director Deferred Fee Agreement, dated as of October 1, 2004 (incorporated by reference to Exhibit 10 (vii) of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004).
(10)	(vi)	Penns Woods Bancorp, Inc. 1998 Stock Option Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on form S-4, No. 333-65821).*
(21)		Subsidiaries of the Registrant.
(23)		Consent of Independent Certified Public Accountants.
(31)	(i)	Rule 13a-14(a)/Rule 15d-14(a) Certification of Chief Executive Officer.
(31)	(ii)	Rule 13a-14(a)/Rule 15d-14(a) Certification of Chief Financial Officer.
(32)	(i)	Section 1350 Certification of Chief Executive Officer.
(32)	(ii)	Section 1350 Certification of Chief Financial Officer.

*Denotes compensatory plan or arrangement.

EXHIBIT INDEX

(21)		Subsidiaries of the Registrant.
(23)		Consent of Independent Certified Public Accountants.
(31)	(i)	Rule 13a-14(a)/Rule 15d-14(a) Certification of Chief Executive Officer.
(31)	(ii)	Rule 13a-14(a)/Rule 15d-14(a) Certification of Chief Financial Officer.
(32)	(i)	Section 1350 Certification of Chief Executive Officer.
(32)	(ii)	Section 1350 Certification of Chief Financial Officer.

Exhibit 21

Subsidiaries of the Registrant

	State or Jurisdiction Under the Law of Which Organized
Jersey Shore State Bank	Pennsylvania
Woods Real Estate Development Company, Inc.	Pennsylvania
Woods Investment Company, Inc.	Delaware
The M Group, Inc. (Subsidiary of the Bank)	Pennsylvania

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Penns Woods Bancorp, Inc.:

We consent to the incorporation by reference in the Registration Statements (Nos. 333-134585 and 333-58682) on Form S-8 of Penns Woods Bancorp, Inc. of our reports dated March 10, 2009 relating to our audits of the consolidated financial statements and internal controls over financial reporting, which appear in the Annual Report on Form 10-K of Penns Woods Bancorp, Inc. for the year ended December 31, 2008.

S.R. Snodgrass, A.C.

Wexford, PA
March 10, 2009

Rule 13a-14(a)/Rule 15d-14(a) Certification of Chief Executive Officer

I, Ronald A. Walko, certify that:

1. I have reviewed this annual report on Form 10-K of Penns Woods Bancorp, Inc. (the "Company");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

    a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of Company's Board of Directors:

    a. all significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information;

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: March 10, 2009

Ronald A. Walko
Chief Executive Officer

Rule 13a-14(a)/Rule 15d-14(a) Certification of Chief Financial Officer

I, Brian L. Knepp, certify that:

1. I have reviewed this annual report on Form 10-K of Penns Woods Bancorp, Inc. (the "Company");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of Company's Board of Directors:

   a. all significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information;

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: March 10, 2009

Brian L. Knepp
Chief Financial Officer

Exhibit 32 (i)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Penns Woods Bancorp, Inc. (the "Company") on Form 10-K for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ronald A. Walko, Chief Executive Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Ronald A. Walko
Chief Executive Officer

March 10, 2009

Exhibit 32 (ii)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Penns Woods Bancorp, Inc. (the "Company") on Form 10-K for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Brian L. Knepp, Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Brian L. Knepp
Chief Financial Officer

March 10, 2009

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 10, 2009	PENNS WOODS BANCORP, INC.
	BY: RONALD A. WALKO, President & Chief Executive Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Ronald A. Walko, President & Chief Executive Officer and Director (Principal Executive Officer)	March 10, 2009
Brian L. Knepp, Chief Financial Officer (Principal Financial Officer)	March 10, 2009
Michael J. Casale, Jr., Director	March 10, 2009
H. Thomas Davis, Jr., Director	March 10, 2009
James M. Furey II, Director	March 10, 2009
D. Michael Hawbaker, Director	March 10, 2009
Leroy H. Keiler III, Director	March 10, 2009
R. Edward Nestlerode, Jr., Director	March 10, 2009
James E. Plummer, Director	March 10, 2009
William H. Rockey, Sr. Vice President and Director	March 10, 2009
Hubert A. Valencik, Director	March 10, 2009

Management & Board of Directors

(Penns Woods Bancorp, Inc. & Jersey Shore State Bank)

Officers

Ronald A. Walko .... President & Chief Executive Officer of Penns Woods Bancorp, Inc. & Jersey Shore State Bank
William H. Rockey .... Senior Vice President & Secretary of Penns Woods Bancorp, Inc. & Jersey Shore State Bank
Ann M. Riles .... Senior Vice President & Chief Credit Officer
Paul R. Mamolen .... Senior Vice President & Chief Operating Officer of The Comprehensive Financial Group
Brian L. Knepp .... Chief Financial Officer/Cashier & Assistant Secretary
Robert J. Glunk .... Vice President of Branch Administration & Business Development
Stephen M. Tasselli .... Senior Vice President & Commercial Loan Manager
G. David Gundy .... Senior Vice President
William P. Young, Jr. .... EDP Systems Officer
Leon T. Koskie .... Vice President & Loan Officer
Gerald J. Seman .... Vice President & Mortgage Officer
Leslie K. Benshoff .... Vice President & Bank Secrecy Operations Officer
John R. Frey .... Vice President & Chief Compliance Officer
Craig A. Russell .... Vice President & Branch Manager
David R. Palski .... Vice President & Branch Manager
Stephen G. Yohannan .... Vice President & Regional Lending Officer
Marilyn R. Neyhart .... Assistant Secretary & Vice President Loan System Administrator
Larry G. Garverick .... Vice President & Loan Documentation & Review Officer
William V. Mauck .... Vice President/Computer Operations/IT
Michael A. Musto .... Vice President & Commercial Loan Officer
Janine E. Packer .... Controller
Tammy L. Gunsallus .... Vice President & Branch Manager
Roxanna M. Chapman .... Vice President of Loan Services

Registered Representatives For The Comprehensive Financial Group

Stephen D. Lowe .... Williamsport Branch

Directors

Michael J. Casale, Jr. .... Attorney, Casale & Bonner P.C.
H. Thomas Davis, Jr. .... Senior Vice President, Franklin Insurance Company
James M. Furey, II .... President & Owner, Eastern Wood Products Company
D. Michael Hawbaker .... Executive Vice President, Glenn O. Hawbaker, Inc.
Leroy H. Keiler, III .... Attorney, Leroy H. Keiler, III
R. Edward Nestlerode, Jr. .... Vice President of Nestlerode Contracting Co., Inc.
James E. Plummer .... Retired, Former President of Lock Haven Savings Bank; Secretary, Jersey Shore State Bank
Hubert A. Valencik .... Retired, Former Senior Vice President of Penns Woods Bancorp, Inc.; Former Senior Vice President & Chief Operations Officer of Jersey Shore State Bank
William H. Rockey .... Senior Vice President of Penns Woods Bancorp, Inc. & Jersey Shore State Bank
Ronald A. Walko .... President & Chief Executive Officer of Penns Woods Bancorp, Inc. & Jersey Shore State Bank

Honorary Directors

Phillip H. Bower
Lynn S. Bowes
Raymond D. Eck
William S. Frazier
Joseph B. Gehret, Sr.
Robert H. Kauffeld
Allan W. Lugg
Jay H. McCormick
Howard M. Thompson
James T. Wolyniec

MAIN OFFICE
Tammy L. Gunsallus, Manager
115 South Main Street, Jersey Shore, PA 17740
Phone (570) 398-2213
Monday & Tuesday 8:30 am to 4:30 pm
Wednesday 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday Drive-In Only 8:30 am to 12:00 pm
Drive-up ATM Available

BRIDGE STREET OFFICE
Tammy L. Gunsallus, Manager
112 Bridge Street, Jersey Shore, PA 17740
Phone (570) 398-4400
Monday thru Wednesday 8:30 am to 4:30 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm

DUBOISTOWN OFFICE
Rebecca L. Frank, Manager
2675 Euclid Avenue, Williamsport, PA 17702
Phone (570) 326-3731
Monday & Tuesday 8:30 am to 4:30 pm
Wednesday 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM Available

WILLIAMSPORT OFFICE
David R. Palski, Manager
300 Market Street, Williamsport, PA 17703-0967
Phone (570) 322-1111
Toll-Free 1-888-412-5772
Monday & Tuesday 8:30 am to 4:30 pm
Wednesday Lobby 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Wednesday Drive-In open until 4:30 pm
Walk-up ATM available

MONTGOMERY OFFICE
Beverly S. Rupert, Manager
9094 Rt. 405 Highway, Montgomery, PA 17752
Phone (570) 547-6642
Monday & Tuesday 8:30 am to 4:30 pm
Wednesday 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM Available

LOCK HAVEN OFFICE
Craig A. Russell, Manager
4 West Main Street, Lock Haven, PA 17745
Phone (570) 748-7785
Monday & Tuesday 8:30 am to 4:30 pm
Wednesday 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM available

MILL HALL OFFICE
Craig A. Russell, Manager
(Inside WAL-MART)
173 Hogan Boulevard, Mill Hall, PA 17751
Phone (570) 748-8680
Monday thru Wednesday 9:00 am to 6:00 pm
Thursday & Friday 9:00 am to 8:00 pm
Saturday 9:00 am to 4:00 pm
Walk-up ATM available

SPRING MILLS OFFICE
Bonnie H. Ripka, Manager
3635 Penns Valley Road, Spring Mills, PA 16875
Phone (814) 422-8836
Monday thru Wednesday 8:30 am to 4:30 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM available

CENTRE HALL OFFICE
Bonnie H. Ripka, Manager
2842 Earlystown Road, Centre Hall, PA 16828
Phone (814) 364-1600
Monday & Tuesday 8:30 am to 4:30 pm
Wednesday 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Walk-up ATM available

ZION OFFICE
William H. Rockey, Manager
100 Cobblestone Road, Bellefonte, PA 16823
Phone (814) 383-2700
Monday & Tuesday 8:30 am to 4:30 pm
Wednesday 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM available

STATE COLLEGE OFFICE
Patricia K. Stauffer, Manager
2050 North Atherton Street, State College, PA 16803
Phone (814) 235-1710
Monday thru Wednesday 8:30 am to 4:30 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM available

STATE COLLEGE WAL-MART OFFICE
Patricia K. Stauffer, Manager
1665 North Atherton Place, State College, PA 16803
Phone (814) 272-4788
Monday thru Friday 9:30 am to 6:30 pm
Saturday 9:30 am to 2:30 pm
Walk-up ATM available

MONTOURSVILLE OFFICE
Michelle M. Lawson, Manager
820 Broad Street, Montoursville, PA 17754
Phone (570) 368-1200
Monday thru Wednesday 8:30 am to 4:30 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM available

THE M GROUP, INC.
D/B/A THE COMPREHENSIVE FINANCIAL GROUP
Paul R. Mamolen, COO
705 Washington Boulevard, Williamsport, PA 17701
Phone (570) 322-4627

INTERNET BANKING
www.jssb.com

TELEPHONE BANKING
Phone (570) 320-2029 or 1-877-520-2265

Member of the Federal Deposit Insurance Corporation

Jersey Shore State Bank Locations


LYCOMING COUNTY
CLINTON COUNTY
MONTOURSVILLE
JERSEY SHORE
WILLIAMSPORT
DUBOISTOWN
MONTGOMERY
LOCK HAVEN
MILL HALL
CENTRE COUNTY
ZION
SPRING MILLS
CENTRE HALL
STATE COLLEGE

Penns Woods Bancorp, Inc.
P.O. Box 967
300 Market Street
Williamsport, PA 17703-0967